SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
PLETESHKOVSKY PEREULOK 3/2
107005 MOSCOW, RUSSIA
TEL: 7 (501) 940-2304
FAX: 7 (501) 940-2511

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEWARK
NEW YORK
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

02015058

FILE NO. 82-4957

February 11, 2002

By Hand
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

02 FEB 12 AM 8:58

Re: JSC Moscow City Telephone Network - Rule 12g3-2(b)

Ladies and Gentlemen:

In connection with the exemption of JSC Moscow City Telephone Network (the "Company") pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed an English language translation of (i) the Quarterly Report for the 4th quarter of 2001 and (ii) the List of Affiliated Persons as of December 31, 2001.

This document is being furnished pursuant to paragraph (b) (1) (i) of the Rule with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

dlw 2/12

Please call the undersigned at (7-501) 797 4600 if you have any comments or questions regarding the enclosures. Please have the enclosed copy of this letter date stamped and returned to our waiting messenger.

Very truly yours,

Dmitri V. Kovalenko

Dmitri V. Kovalenko

Enclosure

cc: L. Leliavskaia
The Bank of New York

Viktor A. Chervony
JSC Moscow City Telephone Network

[UNOFFICIAL TRANSLATION FROM RUSSIAN]

File No. 82-4957

02 FEB 12 AM 8:50

LIST OF AFFILIATED PERSONS

Open Joint Stock Company
"Moscow City Telephone Network"
(Issuer Code: 00083-A)

as of December 31, 2001

Deputy General Director
V.A. Chervony

[Seal}

List of Affiliated Persons

Affiliated Person	Shares in the Company held by such person	Percentage of the Company's charter capital
Name: *Alexander Yu. Goncharuk* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000*	-	-
Name: *Vadim S. Degtyarev* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 16, 2001*	-	-
Name: *Nail I. Ismailov* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000*	-	-
Name: *Alexander V. Lopatin* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000*	-	-
Name: *Evgeny. G. Novitsky* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000*	-	-
Name: *Anton I. Osipchuk* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 16, 2001*	-	-

Name: *Irina M. Ragozina* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000*	-	-
Name: *Georgy A. Romsky* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 16, 2001*	-	-
Name: *Vasily V. Sidorov* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000*	-	-
Name: *Valery N. Yashin* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000*	-	-
Name: *Vladimir A. Afonin* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	ordinary: 200 preferred: 100	0.000313%
Name: *Irina R. Borisenkova* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *October 31, 2000*	-	-
Name: *Alexander K. Zhilin* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *October 31, 2000*	-	-
Name: *Rashit M. Zamaldinov* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	-	-
Name: *Valentina Ya. Irzhova* Residence: *Moscow, Russia*	ordinary: preferred: 600	0.00063%

Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*		
Name: *Vladimir O. Kostrov* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	ordinary: preferred: 100	0.00010%
Name: *Sergey N. Ksenofontov* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	-	-
Name: *Yuri. M. Kulikov* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	ordinary: 28,250 preferred: 1,050	0.030586%
Name: *Viktor S. Panov* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	ordinary: 4,450 preferred: 2,900	0.00767%
Name: *Semyon V. Rabovsky* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000*	ordinary: 9,900 preferred: 2,750	0.01321%
Name: *Nikolay V. Savlukov* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	ordinary: 200 preferred: 1,850	0.00214%
Name: *Igor A. Solomatnikov* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	ordinary: 68,550 preferred: 3,650	0.07537%
Name: *Vladimir I. Sutyagin* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective*	ordinary: 700 preferred: 1,250	0.002036%

executive body of the Joint Stock Company Date when the grounds arose: *October 31, 2000*		
Name: *Viktor A. Chervony* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *February 29, 2000*	-	-
Name: *Vladimir S. Lagutin* Residence: *Moscow, Russia* Grounds: *the person acts as the individual executive body of the Joint Stock Company* Date when the grounds arose: *June 26, 1999* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000*	ordinary: 29,800 preferred: 4,850	0.03617%
Name: *AOOT Joint Stock Financial Corporation Systema* Location: *Building 2, 20 Ulitsa Spiridonovka, 103001 Moscow* Mail address: *10 Leontyevsky Pereulok, 103009 Moscow* Grounds: *the person belongs to the same group to which the Joint Stock Company belongs* The reason why such person belongs to the same group to which the Joint Stock Company belongs: *the person has indirect control of over 40% of the issuer's equity capital as a holder of 99.85% of the Charter Capital of OAO MKNT & Company* Date when the grounds arose: *March 30, 2001*	-	-
Name: *OAO Communications Investment Company (OAO Svyazinvest)* Location: *Building 2, 55 Ulitsa Plyuschikha, 119121 Moscow, Russia* Mail address: *Building 2, 55 Ulitsa Plyuschikha, 119121 Moscow, Russia* Grounds: *the person controls over 20% of the Company's voting shares* Date when the grounds arose: *November 3, 1995*	ordinary: 22,352,150 preferred: -	23.33%
Name: *OAO MKNT & Company* Location: *Building 2, 20 Ulitsa Spiridonovka, 103001*	ordinary: 39,324,126	41.05%

Moscow Mail address: *Building 1, 7 Nastasyinsky Pereulok, 103006 Moscow* Grounds: *the person controls over 20% of the Company's voting shares* Date when the grounds arose: *June 1, 1995*	preferred: -	
Name: *ZAO AMT* Location: *42a Khoroshevskoye Shosse, 123007 Moscow* Mail address: *42a Khoroshevskoye Shosse, 123007 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *June 1, 1989*	-	-
Name: *ZAO Golden Line* Location: *51 Ulitsa Schepkina, 129110 Moscow* Mail address: *51 Ulitsa Schepkina, 129110 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *March 31, 1993*	-	-
Name: *ZAO Komstar* Location: *Building 1, 3 Dmitrovsky Pereulok, 103031 Moscow* Mail address: *Building 1, 3 Dmitrovsky Pereulok, 103031 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *April 18, 1989*	-	-
Name: *ZAO MTU-Intel* Location: *Building 2, 27-29 Smolenskaya-Sennaya Ploschad, 119121 Moscow* Mail address: *Building 2, 27-29 Smolenskaya-Sennaya Ploschad, 119121 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *August 13, 2001*	-	-
Name: *ZAO MTU-Inform* Location: *Building 2, 27-29 Smolenskaya-Sennaya Ploschad, 119121 Moscow* Mail address: *Building 2, 27-29 Smolenskaya-Sennaya Ploschad, 119121 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which*	-	-

comprise the charter (partner's) capital of such person Date when the grounds arose: *April 30, 1992*		
Name: *ZAO Mediatel* Location: *42a Khoroshevskoye Shosse, 123007 Moscow* Mail address: *42a Khoroshevskoye Shosse, 123007 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *April 3, 2000*	-	-
Name: *ZAO Petrodvor* Location: *Building 1, 12 Petrovsky Boulevard, 103051 Moscow* Mail address: *Building 1, 12 Petrovsky Boulevard, 103051 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *October 4, 2000*	-	-
Name: *ZAO RadioPage* Location: *Building 1, 23 the 1st Tverskaya-Yamskaya Ulitsa, 125047 Moscow* Mail address: *13 the 2nd Zvenigorodskaya Ulitsa, 123022 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *March 20, 1993*	-	-
Name: *ZAO Telmos* Location: *15 Zemledelchesky Pereulok, 119121 Moscow* Mail address: *15 Zemledelchesky Pereulok, 119121 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *April 2, 1993*	-	-
Name: *ZAO Center TS* Location: *Board Room, 6 Matveyevskaya Ulitsa, 119501 Moscow* Mail address: *Building 2, 12 Petrovsky Boulevard, 103051* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *March 12, 1996*	-	-

Name: *OAO MS-Tel* Location: *22, Marksistskaya Ulitsa, 109147 Moscow* Mail address: *Building 2, 12 Petrovsky Boulevard, 103051* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *May 11, 1999*	-	-
Name: *OAO Moscow Cellular Communications* Location: *18/20 Vorontsovskaya Ulitsa, 109044 Moscow* Mail address: *18/20 Vorontsovskaya Ulitsa, 109044 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *January 29, 1992*	-	-
Name: *OAO AKB Link-Bank* Location: *7/2 Dmitrovskoye Shosse, 127434 Moscow* Mail address: *7/2 Dmitrovskoye Shosse, 127434 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *May 13, 1994*	-	-

Open Joint Stock Company Moscow City Telephone Network
Taxpayer Identification No. 7710016640

APPROVED
by the Board of Directors of JSC MGTS
Minutes No. 76, dated January 29, 2002

N.I. Ismailov, Chairman of the Board of Directorsof JSC MGTS ___________
(signature)
[Seal]

QUARTERLY REPORT
OF A SECURITIES ISSUER
for the 4th quarter of 2001

Open Joint Stock Company
Moscow City Telephone Network

Issuer's Code: 00083-A
Location: Building 3, 12 Petrovsky Boulevard, Moscow, Russia
Mail address: Building 3, 12 Petrovsky Boulevard, Moscow K-51, GSP-4 127994 Russia

The information contained in this quarterly report shall be disclosed pursuant to the laws of the Russian Federation on securities.

V. S. Lagutin, General Director _______
(signature)

I.R. Borisenkova, Chief Accountant _______
(signature)

[Seal]

Contact person: Tatiana V. Starikova
Economist
Phone: 950-03-40 Facsimile: 950-03-42
E-mail: *nenadyshin@mgts.ru*

A INFORMATION ON THE ISSUER

02 FEB 12 AM 8:53

9. **Full official name of the issuer:**
Joint Stock Company Moscow City Telephone Network

10. **Abbreviated name:**
JSC MGTS

11. **Changes in the name and legal form of the issuer:**
State-owned Enterprise Moscow City Telephone Network of the Ministry of Communications of the R.S.F.S.R decorated with the Order of Lenin
SOE MGTS
Effective as of: September 8, 1992

Open Type Joint Stock Company Moscow City Telephone Network
MGTS
Effective as of: June 1, 1994

The current name is effective as of: *July 11, 1995*

12. **State registration of the issuer and the licenses it holds:**

Date of the issuer's state registration: *06.01.1994*
State registration certificate (any other documentary confirmation of the issuer's state registration) No.: *005.799*
Registration authority: *The Moscow Registration Chamber*

Licenses:
No.: *3888*
Date of issuance: *08.16.1996*
Valid till: *01.01.2004*
Licensing authority: *Ministry of Communications of the Russian Federation*
Activities: *Telecommunications services*

Number: *10314*
Date of issuance: *07.10.1998*
Valid till: *07.10.2003*
Licensing authority: *the State Committee of the Russian Federation for Communications and Information*
Activities: *domestic and international long-distance communications services*

Number: *268*
Date of issuance: *07.26.1996*
Valid till: *08.12.2004*

Licensing authority: *the Federal Security Service of Moscow and the Moscow Region*
Activities: *work involving information which constitutes state secrets*

Number: *269*
Date of issuance: *07.26.1996*
Valid till: *08.12.2004*
Licensing authority: *the Federal Security Service of Moscow and the Moscow Region*
Activities: *actions and (or) services related to the protection of state secrets*

Number: *153*
Date of issuance: *03.04.1996*
Valid till: *03.04.2002*
Licensing authority: *the State Customs Committee under the President of the Russian Federation*
Activities: *actions related to the protection of information*

Number: *LF/07-1413*
Date of issuance: *11.03.2000*
Valid till: *11.03.2003*
Licensing authority: *the Federal Agency for Governmental Communications and Information*
Activities: *services related to the coding of information*

Number: *LF/07-1412*
Date of issuance: *11.03.2000*
Valid till: *11.03.2003*
Licensing authority: *the Federal Agency for Governmental Communications and Information*
Activities: *distribution of cryptographic facilities*

Number: *LF/07-1411*
Date of issuance: *11.03.2000*
Valid till: *11.03.2003*
Licensing authority: *the Federal Agency for Governmental Communications and Information*
Activities: *maintenance of cryptographic facilities*

Number: *LF/07-1410*
Date of issuance: *11.03.2000*
Valid till: *11.03.2003*
Licensing authority: *the Federal Agency for Governmental Communications and Information*

Activities: *manufacture of information protection facilities*

Number: *LF/07-1409*
Date of issuance: *11.03.2000*
Valid till: *11.03.2003*
Licensing authority: *the Federal Agency for Governmental Communications and Information*
Activities: *designing information protection facilities*

Number: *MZHIL No. 0011854*
Date of issuance: *04.30.2001*
Valid till: *04.30.2004*
Licensing authority: *Municipal Economy Licensing Department of the Moscow Licensing Chamber*
Activities: *maintenance and upkeep of dwelling stock and non-residential property in accordance with the attached list*

Number: *MSL 053005*
Date of issuance: *07.24.2000*
Valid till: *07.24.2003*
Licensing authority: *Main Department for Moscow Building Licensing*
Activities: *acting as a developer*

Number: *MSL 046675*
Date of issuance: *11.05.1999*
Valid till: *11.05.2002*
Licensing authority: *Main Department for Moscow Building Licensing*
Activities: *construction and assembly*

Number: *MSL 026233-2*
Date of issuance: *05.14.1999*
Valid till: *05.14.2002*
Licensing authority: *Main Department for Moscow Building Licensing*
Activities: *design*

Number: *MSL 047863*
Date of issuance: *01.21.2000*
Valid till: *01.21.2003*
Licensing authority: *Main Department for Moscow Building Licensing*
Activities: *design of engineering networks and supply lines*

Number: *2901-Ts*
Date of issuance: *05.15.2000*
Valid till: *05.15.2003*
Licensing authority: *Main Department for Moscow Building Licensing*

Activities: *production, transfer and distribution of electrical energy and heat*

Number: *2902-Ts*
Date of issuance: *05.15.2000*
Valid till: *05.15.2003*
Licensing authority: *Regional Department for Central State Energy Supervision*
Activities: *assembly, adjustment and upkeep of power facilities, electrical and heal equipment and power plants owned by customers*

Number: *MSL 040822*
Date of issuance: *11.27.1998*
Valid till: *11.27.2001*
Licensing authority: *Regional Department for Central State Energy Supervision*
Activities: *design (technological design)*

Number: *LR 020797*
Date of issuance: *07.22.1998*
Valid till: *10.22.2003*
Licensing authority: *Press Ministry*
Activities: *publishing*

Number: *PD No. 00011*
Date of issuance: *08.24.1999*
Valid till: *08.24.2004*
Licensing authority: *Press Ministry*
Activities: *printing*

Number: *SLOD 005777*
Date of issuance: *04.22.2000*
Valid till: *04.22.2003*
Licensing authority: *Education Committee*
Activities: *advanced training (courses)*

Number: *POS-77-066624*
Date of issuance: *06.19.2001*
Valid till: *06.18.2004*
Licensing authority: *the Moscow Transportation Inspectorate*
Activities: *transportation of hazardous cargoes*

Number: *GSS-77-065977*
Date of issuance: *06.04.2001*
Valid till: *06.03.2004*
Licensing authority: *the Moscow Transportation Inspectorate*
Activities: *transportation of cargoes (other than hazardous)*

Number: *AOS-77-066710*
Date of issuance: *06.21.2001*
Valid till: *06.20.2004*
Licensing authority: *the Moscow Transportation Inspectorate*
Activities: *transportation of passengers (own employees) by buses and microbuses*

Number: *ASM-77-038088*
Date of issuance: *11.22.1999*
Valid till: *11.22.2002*
Licensing authority: *the Moscow Transportation Inspectorate*
Activities: *cross border transportation of passengers (own employees and third persons) by buses*

Number: *LSS-03808*
Date of issuance: *11.22.1999*
Valid till: *11.22.2002*
Licensing authority: *the Moscow Transportation Inspectorate*
Activities: *transportation of passengers by cars*

Number: *TIAZ No. 027878*
Date of issuance: *11.10.1998*
Valid till: *11.10.2001*
Licensing authority: *the Moscow Transportation Inspectorate*
Activities: *acceptance, storage and refueling of vehicles*

Number: *U00226*
Date of issuance: *04.21.2000*
Valid till: *04.21.2003*
Licensing authority: *FGUP State Research Automobile Institute*
Activities: *application of the GOST R certification compliance mark*

Number: *42 EK-001812*
Date of issuance: *04.05.2000*
Valid till: *04.05.2003*
Licensing authority: *the Federal Mining and Industrial Supervision*
Activities: *operation of elevators (lifts)*

Number: *4205E-02/02551*
Date of issuance: *02.15.1999*
Valid till: *02.15.2002*
Licensing authority: *the Federal Mining and Industrial Supervision of Russia*
Activities: *maintenance and upkeep of gas pipelines; gas equipment for industrial enterprises; monitoring and protection equipment for gas equipment and gas facilities*

Number: *42EK-002652*
Date of issuance: *09.11.2000*
Valid till: *09.11.2003*
Licensing authority: *the Federal Mining and Industrial Supervision of Russia*
Activities: *operation of high pressure vessels*

Number: *MOS 002217*
Date of issuance: *12.31.1998*
Valid till: *01.01.2002*
Licensing authority: *the Moscow and Oka basin water department*
Activities: *dumping rain sewage into the Likhoborka River*

Number: *LMKP 000453*
Date of issuance: *02.28.2001*
Valid till: *02.28.2004*
Licensing authority: *the Moscow Environmental Committee*
Activities: *monitoring the contents of hazardous substances in waste gases of vehicles and adjustment of motors*

13. Taxpayer Identification No. (INN):
7710016640

14. The industry to which the issuer belongs:
OKOHKh Codes:
52300
14971
61124
95300
82000
87100
84300
66000
61129
62000
91517

91610
63100
63200
51500
71100
72200
91514
51221
72200

15. The issuer's location, mail address and contact telephone Nos.:

Location: *Building 3, 12 Petrovsky Boulevard, Moscow, Russia*
Mail address: *Building 3, 12 Petrovsky Boulevard, Moscow K-51, GSP-4 127994 Russia*
Phone: *(095) 950 00 00* Facsimile: *(095) 950 06 18*
E-mail: *mgts@mgts.ru*

16. The issuer's auditor:

Name: *ZAO Deloitte & Touche*
Location: *Building 13, 11 Mokhovaya Ulitsa, 103009 Moscow*
Taxpayer Identification No. (INN): *7703097990*
Mail address: *Building 1, 16/2 Tverskaya Ulitsa, 103009 Moscow*
Phone: *933 7300* Facsimile: *933 7301*
E-mail: *moscow@deloitte.ru*

License held by the auditor:
No.: *004509*
Date of issuance: *02.08.2000*
Date of expiry: *02.06.2003*
Licensing authority: *the Central Licensing Qualification Accounting Commission of the Ministry of Finance of the Russian Federation*

17. Organizations registering the rights to the securities of the issuer

Registrar:
Name: *OAO Reestr*
Location: *29 Ulitsa Ryleeva, 119034 Moscow, Russia*
Mail address: *Building13-14, 13 Myasnitskaya Ulitsa, 101000 Moscow, Russia*
Phone: *(095) 208 58 93 (a branch of Reestr-Svyaz)*
Facsimile: *(095) 208 47 77 (a branch of Reestr-Svyaz)*
E-mail: *sv@aoreestr.ru* *(a branch of Reestr-Svyaz)*

License:

No.: *01007*
Date of issuance: *03.19.1996*
Date of expiry: *09.23.2002*
Licensing authority: *Federal Securities Market Commission of the Russian Federation*
The date when this registrar opened the register: *12.01.1994*

Depositary which keeps the issuer's securities in centralized custody:
Name: *Non-Commercial Partnership the National Depositary Center*
Location: *11 Bolshoy Kislovsky Pereulok, Moscow, Russia*
Mail address: *Building 4, 1/13 Sredny Kislovsky Pereulok, 103009 Moscow, Russia*
Phone: *7(095)234 42 80* Facsimile: *7(095) 956 09 38*
E-mail: *ord@ndc.ru*

License:
License No.: *177-03431-000100*
Date of issuance: *12.04.2000*
Date of expiry: *no*
Licensing authority: *the Federal Securities Commission of the Russian Federation*
Opening date of business: *10.17.2000*

18. The issuer's depositary:

The Company has no depositary.

19. Participants in the issuer:
Total number of shareholders (participants): *9,871*

Holders of at least 5% of the issuer's charter capital:

19.1 Name: *OAO MKNT & Co.*
Location: *Building 2, 20 Ulitsa Spiridonovka, 103001 Moscow*
Mail address: *Building 1, 7 Nastasiynsky Pereulok, 103006 Moscow*
Interest in the issuer's charter capital: *41.0503%*

Holders of at least 25% of the charter capital of the issuer's shareholder (participant).

19.1.1 Name: *AOOT Joint Stock Financial Corporation Sistema*
Location: *Building 2, 20 Ulitsa Spiridonovka, 103001 Moscow*
Mail address: *10 Leontyevsky Pereulok, 103009 Moscow*
Interest: *99.85%*

19.2 Name: *OAO Communications Investment Company (OAO Svyaz-invest)*
Location: *Building 2, 55 Ulitsa Plyushchikha, 119121 Moscow*
Mail address: *Building 2, 55 Ulitsa Plyushchikha, 119121 Moscow*
Interest: *23.3333%*

Holders of at least 25% of the charter capital of the issuer's shareholder (participant):

19.2.1 Name: *Ministry of State Property of the Russian Federation*
Location: *9 Nikolsky Pereulok, 103132 Moscow*
Mail address: *9 Nikolsky Pereulok, 103132 Moscow*
Interest: *50%*

19.2.2 Name: *MUSTCOM LIMITED*
Location: *the Republic of Cyprus*
Mail address: *22/13 Voznesensky pereulok, Moscow, 103009*
Interest: *25%*

19.3 Name: *ING Bank (Euroasia) ZAO*
Location: *31 Krasnaya Presnia str.,123022, Moscow*
Mail address: *31 Krasnaya Presnia str., 123022, Moscow*
Interest: *5.5943% (nominee)*

Holders of at least 25% of the charter capital of the issuer's shareholder (participant):

19.3.1. Name: *ING Bank (Euroasia) ZAO*
Location: *2631 Stravinsklilaan, 1077 33 Amsterdam, The Netherlands*
Mail address: *ING Bank N.V., P.O. Box 810, 1000 AV Amsterdam, The Netherlands*
Interest: 70%

20. The issuer's corporate bodies structure:

The general meeting of shareholders shall be held once a year and shall be the supreme governing body of the Company. Each annual general meeting of shareholders shall be held not earlier than two months and not later than six months following the end of the financial year of the Company. An annual general meeting of shareholders shall decide on election of members of the Board of Directors of the Company, its Audit Commission, approve the auditor of the Company, consider and approve the

annual report, the balance sheets, the profit and loss statement and distribution of the income and loss of the Company.

The Board of Directors of the Company shall perform the general management of the activities of the Company, except the matters which fall within the exclusive competence of the general meeting of shareholders. The following matters shall fall within the exclusive competence of the Board of Directors:

- *To determine the priority activities of the Company and to approve annual plans of financial and business operations of the Company.*

- *To call annual and extraordinary general meetings except the events when the Board of Directors fails or refuses to call an extraordinary general meeting of shareholders.*

- *To approve the agenda of a general meeting of shareholders.*

- *To determine the date of closing the list of the shareholders having the right to participate in a general meeting and to decide on other matters in connection with preparation of such meetings which belong to the competence of the Board of Directors pursuant to Section 9.1. of the Charter and those related to preparation and holding a general meeting of shareholders.*

- *To adopt decisions on issuance of securities, to approve prospectuses and reports on the results of issuance of securities.*

- *To offer bonds and other securities of the Company.*

- *To determine the market value of the assets pursuant to Article 77 of the Federal Law "On Joint Stock Companies".*

- *To repurchase outstanding shares, bonds and other securities of the Company.*

- *To establish and to terminate early the Management Board of the Company and to determine the remuneration payable to members of the Management Board.*

- *To recommend on the amount of remuneration payable to members of the Company's Audit Commission and to determine the remuneration of the auditor.*

- *To recommend on the amount of dividends on shares and the procedure of payment thereof.*

- *To apply the reserve fund and other funds of the Company.*

- *To approve internal documents of the Company specifying the procedures of the executive bodies of the Company (the Management Board and the General Director).*

- *To establish branches and to open representative offices of the Company.*

- *To enter into large transactions related to purchase or disposal of the Company's assets the value of which amounts to 25 through 50% of the book value of the Company's assets.*

- *To decide on participation of the Company in other organizations except decisions on participation in holding companies and financial and industrial groups.*

- *To approve preliminarily a transaction or a series of related transactions in connection with direct or indirect disposal or potential disposal of any property of the Company the value of which amounts to 0.5 through 25 per cent of the book value of the Company's assets as of the date of the decision on such transactions carried out by the executive bodies of the Company.*

- *To enter into transactions involving a conflict of interests in the events provided for in the Federal Law "On Joint Stock Companies" (Chapter XI).*

- *To approve preliminarily of the annual report, the balance sheet, the profit and loss statement, distribution of the income and loss.*

- *To consider the report of the Audit Commission and the opinion of the auditor.*

- *To decide on appointment of a specialized registrar of the Company.*

- *To determine the nature, scope and method of protection of the information constituting commercial secrets.*

An annual general meeting of shareholders shall elect at least 9 members of the Board of Directors pursuant to this Charter of the Company for a one year term.

The persons elected to the Board of Directors may be subsequently re-elected for an unlimited number of terms.
The authority of members of the Board of Directors of the Company may be early terminated by decision of the general meeting of shareholders.
A decision of the general meeting of shareholders on early termination of the authority may be adopted only with regard to all members of the Board of Directors of the Company.
Members of the Board of Directors shall be elected by a cumulative vote.
Members of the Management Board of the Company shall not comprise the majority of the Board of Directors of the Company. The General Director may not at the same time be the Chairman of the Board of Directors of the Company.
Day-to-day activities of the Company shall be supervised by the General Director and the Management Board of the Company. The General Director shall simultaneously act as the Chairman of the Management Board of the Company. The General Director shall represent the opinion of the Management Board at meetings of the Board of Directors and at meetings of shareholders The General Director of the Company shall be the head of its Management Board and shall be appointed at a general meeting of shareholders for a five-year period.
The Management Board of the Company shall be established and early terminated by decision of the Board of Directors upon recommendation of the General Director.
The General Director of the Company shall have the authority to take decisions on all matters relating to the day-to-day management of the activities of the Company, except the matters which belong to the exclusive competence of the general meeting of shareholders, the Board of Directors and the Management Board of the Company.
The General Director shall cause the decisions of the general meeting of shareholders and the Board of Directors of the Company to be implemented.
The Management Board shall act on the basis of the Charter and the Regulations on the Management Board approved by the Board of Directors which shall establish the period and procedure of calling and holding its meetings and the procedure of taking decisions.
The following matters shall belong to the competence of the Management Board:

- *To consider current and prospective plans.*

- *To prepare proposals with regard to establishment and application of specialized funds and reserves.*

- *To consider proposals with regard to the tariff policies.*

- *To consider the matters related to the investment policies, to approve investment plans, to enter into transactions.*

- *To approve Regulations, instructions, Rules and any other internal regulations of the Company.*

- *To consider any other matters duly proposed by members of the Management Board.*

The number of members of the Management Board shall be determined and the Management Board shall be established upon recommendation of the General Director of the Company.
The rights and obligations of the General Director and members of the Management Board with regard to day-to-day management of the Company shall be specified by the Federal Law "On Joint Stock Companies", other laws of the Russian Federation, this Charter and the labor agreement (contract) with the Company to be entered into by each such person with the Company.
Members of the Board of Directors of the Company, the General Director and members of the Management Board shall be liable to the Company for the loss inflicted on the Company through their faulty actions or failure to act unless applicable laws provide for other grounds and scope of liability.

Competence of the general meeting of shareholders (participants) of the issuer pursuant to the charter (constituent documents):

The general meeting of shareholders shall be the supreme governing body of the Company. The Company shall hold its annual general meetings of shareholders once a year. Each annual general meeting of shareholders shall be held not earlier than two months and not later than six months following the end of the financial year of the Company. An annual general meeting of shareholders shall decide on election of members of the Board of Directors of the Company, its Audit Commission, approve the auditor of the Company, consider and approve the annual report, the balance sheets, the profit and loss statement and distribution of profits and losses submitted by the Board of Directors. Any general meeting of shareholders other than the annual meeting shall be an extraordinary meeting.

The following issues shall belong to the exclusive competence of the General Meeting of Shareholders:

1. *Amendments and supplements to the Charter of the Company or approval of a revised Charter.*

2. *Reorganization of the Company.*

3. *Liquidation of the Company, appointment of the liquidation commission and approval of the interim and final liquidation balance sheets.*

4. *Establishing the number of members of the Board of Directors, election and early termination of members of the Board of Directors.*

5. *Establishing the maximum registered capital.*

6. *Increase in the Charter Capital of the Company through increase in the nominal value of shares or through offering additional shares.*

7. *Decrease in the Company's Charter Capital through decrease in the nominal value of its shares, purchase of a portion of shares by the Company for the purposes of reducing their total number or redeeming partially paid shares, and through redemption of shares purchased or repurchased by the Company.*

8. *Election and early termination of the General Director.*

9. *Establishing the number of members of the Audit Commission of the Company, election and early termination of the members of the Audit Commission.*

10. *Approval of the Company's auditor.*

11. *Approval of annual reports, balance sheets and profit and loss statements of the Company and distribution of its income and loss.*

12. *Resolutions regarding waiver of the pre-emptive right of a shareholder to purchase the Company's shares or other securities convertible into shares.*

13. *The procedures of a general meeting (the rules).*

14. *Establishing the counting commission.*

15. *Determining the form in which the Company makes materials (information) available to shareholders, including selecting a periodical in the event any information shall be published.*

16. *Split and consolidation of shares.*

17. *Entering into transactions involving conflict of interests in the instances provided for in Article 12 of this Charter.*

18. *Entering into large transactions relating to acquisition and disposal of the assets of the Company:*

a. the value of which exceeds 50% of the book value of the Company's assets;

b. in the event the decision on a major transaction which involves the assets with the value equal to 25 through 50% of the book value of the Company's assets as of the date of the decision to enter into such transaction was not adopted unanimously by the Board of Directors.

19. *Purchase or repurchase by the Company of its outstanding shares in the instances provided for in the Federal Law "On Joint Stock Companies".*

20. *Participation in holding companies, financial and industrial groups.*

21. *Approval of the time (date), amount, form and method of payment of annual dividends on each category (type) of shares.*

22. *Approval of Regulations on the Board of Directors of the Company.*

23. *Approval of the Regulations of the Audit Commission of the Company.*

24. *Reimbursement out of the Company's funds of the expenses related to an extraordinary meeting called by persons requiring that such meeting be called.*

25. *The general meeting of shareholders may decide to pay no dividend on ordinary shares, to pay a partial dividend on preferred shares or to pay no dividend on each category of shares in the event the Company has had no net profit in the previous financial year.*

26. *Decisions on other issues provided for in the Federal Law "On Joint-Stock Companies" and this Charter.*

27. *Decisions on the matters referred to in Subsections 1 through 18 and Subsection 21 of the Charter belong to the exclusive competence of the general meeting of shareholders. The matters which belong to the exclusive competence of the general meeting of shareholders may not be delegated to the Board of Directors of the Company.*

28. *The general meeting of shareholders shall not have the right to consider and decide on any matters which do not belong to its competence.*

29. *Decisions on the matters referred to in Subsections 1 through 3, 5, 6, 12, 17 and 18 shall be adopted at a general meeting of shareholders by a three fourths majority of votes of holders of voting shares present at such general meeting of shareholders.*

30. *Decisions of the general meeting of shareholders on any other matter put to a vote shall be adopted by a majority of votes of holders of voting shares present at such general meeting of shareholders.*

31. *Decisions on the matters referred to in Subsections 2, 12, 14 through 19 and 21 shall be adopted at a general meeting of shareholders only if suggested by the Board of Directors of the Company.*

32. *The general meeting of shareholders shall not decide on the matters which are not on the agenda of a meeting or amend the agenda.*

Competence of the Board of Directors (Supervisory Board) of the issuer pursuant to the charter (constituent documents):

The Board of Directors of the Company shall perform the general management of the activities of the Company, except the matters which fall within the exclusive competence of the general meeting of shareholders.

The Board of Directors of the Company shall have the following exclusive competence:

1. *To determine the priority activities of the Company and to approve annual plans of financial and business operations of the Company.*

2. *To call annual and extraordinary general meetings except the events when the Board of Directors fails or refuses to call an extraordinary general meeting of shareholders.*

3. *To approve the agenda of a general meeting of shareholders.*

4. *To determine the date of closing the list of the shareholders having the right to participate in a general meeting and to decide on other matters in connection with preparation of such meetings which belong to the competence of the Board of Directors pursuant to Section 9.1. of the Charter and those related to preparation and holding a general meeting of shareholders.*

5. *To submit for decision of the general meeting matters referred to in Sections 9.2.2, 9.2.12, 9.2.14 and 9.2.21 of the Charter.*

6. *To adopt decisions on issuance of securities, to approve prospectuses and reports on the results of issuance of securities.*

7. *To offer bonds and other securities of the Company.*

8. *To determine the market value of the assets pursuant to Article 77 of the Federal Law "On Joint Stock Companies".*

9. *To repurchase outstanding shares, bonds and other securities of the Company.*

10. *To establish and terminate the Management Board of the Company and to determine the remuneration payable to members of the Management Board.*

11. *To recommend on the amount of remuneration payable to members of the Company's Audit Commission and to determine the remuneration of the auditor.*

12. *To recommend on the amount of dividends on shares and the procedure of payment thereof.*

13. *To apply the reserve fund and other funds of the Company.*

14. *To approve internal documents of the Company governing the matters which belong to the competence of the Board of Directors other than documents which shall be approved at the general meeting of shareholders.*

15. *To establish branches and to open representative offices of the Company and to terminate them.*

16. *To enter into large transactions related to purchase or disposal of the Company's assets the value of which amounts to 25 through 50% of the book value of the Company's assets.*

17. *To decide on participation (termination of participation or change in the interest) of the Company in other organizations or associations of commercial entities, including by purchase or sales of shares or interest in other entities, except decisions on participation in holding companies and financial and industrial groups.*

18. *To approve preliminarily any transaction or a series of related transactions in connection with direct or indirect disposal or potential disposal of any property of the Company the value of which amounts to 0.5 through 25 per cent of the book value of the Company's assets as of the date of the decision on such transactions carried out by the executive bodies of the Company.*

19. *To enter into transactions involving a conflict of interests in the events provided for in the Federal Law "On Joint Stock Companies" (Chapter XI).*

20. *To approve preliminarily the annual report, the balance sheet, the profit and loss statement, distribution of the income and loss.*

21. *To consider the report of the Audit Commission and the opinion of the auditor.*

22. *To decide on appointment of a specialized registrar of the Company.*

23. *To determine the nature, scope and method of protection of the information constituting commercial secrets.*

24. *To nominate members of the Counting Commission.*

25. *To determine the persons authorized to execute contracts (agreements) with the General Director and members of the Management Board.*

26. *To approve the terms of contracts (agreements) to be executed with the General Director and members of the Management Board.*

27. *To consider the remuneration payable to the General Director based on the results of operations.*

28. *To determine the person authorized to act as the General Director in the event the General Director is unable to act.*

29. *To terminate the contract (agreement) with the General Director in the event he is terminated early at a general meeting of shareholders.*

30. *Other matters provided for in the Federal Law "On Joint Stock Companies" and the Charter of the Company.*

The matters which belong to the exclusive competence of the Board of Directors of the Company may not be delegated to the executive body of the Company.

The Board of Directors may not adopt a decision to purchase the Company's shares in the event the nominal value of the Company's outstanding shares is less than 90% of the Charter Capital.

Decisions at meetings of the Board of Directors shall be adopted by a majority of votes present at the meeting, except decisions on large transactions involving the assets the value of which amounts to 25 through 50 per cent of the book value of the Company's assets. Decisions on such transactions shall be adopted unanimously by the members of the Board of Directors present at the meeting or taking part in absentee voting.

In the event the Board of Directors fails to reach a unanimous decision, such matter shall be referred for consideration to the general meeting of shareholders of the Company.

Competence of the issuer's individual and collective executive bodies pursuant to the charter (constituent documents):

The following matters shall belong to the competence of the Management Board:

1. *To consider current and prospective plans, reports and proposals with regard to implementation of the chartered goals and objectives of the Company, to implement decisions of general meetings and the Board of Directors, to submit relevant documents to the Board of Directors.*

2. *To prepare proposals with regard to establishment and application of specialized funds and reserves of the Company and to submit relevant documents to the Board of Directors.*

3. *To consider proposals with regard to the tariff policies of the Company.*

4. *To consider the matters related to the investment policies, to approve investment plans, to enter into transactions with the value of 10 through 25 per cent of the book value of the Company's assets at proposal of the General Director.*

5. *To approve, upon preliminary coordination with the Board of Directors, a transaction or a series of related transactions in connection with direct or indirect disposal or potential disposal by the Company of its assets with the value of 0.5 through 25 per cent of the book value of the Company's assets as of the date of the decision on such transactions.*

6. *To approve Regulations, instructions, Rules and any other internal regulations of the Company.*

7. *To consider any other matters duly proposed by members of the Management Board.*

The General Director of the Company shall have the authority to take decisions on all matters relating to the day-to-day management of the activities of the Company, except the matters which belong to the exclusive competence of the general meeting of shareholders, the Board of Directors and the Management Board of the Company. The General Director shall act on behalf of the Company without a power-of-attorney, including representing the interests of the Company, entering on behalf of the Company into transactions, concluding agreements, issuing powers-of-attorney, approving the Schedule of Positions, issuing orders binding upon all employees of the Company, executing any documents on behalf of the executive bodies of the Company, acting as an executive manager with regard to development of the List of Information Constituting Commercial Secrets, issuing orders and giving instructions on compliance with the requirements of protection of commercial secrets.

The General Director shall simultaneously act as the Chairman of the Management Board of the Company.

The General Director shall represent the opinion of the Management Board at meetings of the Board of Directors and at meetings of shareholders.

The Management Board of the Company shall be established and early terminated by decision of the Board of Directors upon recommendation of the General Director.

The number of members of the Management Board shall be determined and the Management Board shall be established upon recommendation of the General Director of the Company.

Heads of the branches and representative offices shall be appointed by the Company's General Director and shall act on the basis of a power-of-attorney issued by the General Director.

The term of authority of the General Director shall commence as of the date when he is appointed at an annual general meeting of shareholders.

21. **Members of the Board of Directors (Supervisory Board) of the issuer:**

The Board of Directors
Chairman: ***Nail I. Ismailov***

Members of the Board of Directors:

Alexander Yu. Goncharuk
Born in ***1956***
Positions held in the past five years:
Period: ***1996 through 1998***
Entity: ***AOOT Joint Stock Financial Corporation Sistema***
Field of activity: ***information and consulting services***
Position: ***Vice President***

Period: ***1998 through present time***
Entity: ***ZAO System of Telecommunications, Information and Communications***
Field of activity: ***communications***
Position: ***General Director, member of the Board of Directors***

Period: ***1998 through present time***
Entity: ***AOOT Joint Stock Financial Corporation Sistema***
Field of activity: ***information and consulting services***
Position: ***member of the Board of Directors***

Period: ***1999 through 2001***
Entity: ***ZAO Moscow Telecommunications Corporation***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***1998 through present time***
Entity: ***Center-TS ZAO***
Field of activity: ***communications***
Position: ***General Director, member of the Board of Directors***

Period: ***1998 through present time***
Entity: ***MKNT & Co. OAO***
Field of activity: ***investments***
Position: ***member of the Board of Directors***

Period: ***1999 through present time***
Entity: ***Center-Telko ZAO***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: *1999 through 2001*
Entity: *Center of Prospective Design Vympel-Sistema ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *Radio and Technical Institution named after Academician A.L. Mints OAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *AOOT NPK The Research Institute of Long-Distance Radio Communications*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *NPK High Technologies and Strategic Systems ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *Research and Technical Enterprise Intellect Telecom ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *The Information System for Business ZAO*
Field of activity: *information*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *Invest-Svyaz-Holding ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *Comstar ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through 2001*

Entity: *E-Sistema.RU ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *Scientific Center Concern OAO*
Field of activity: *research and design*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *Moscow Cellular Communications OAO*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2000 through 2001*
Entity: *MS-Tel OAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *MTU-Inform ZAO*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2000 through 2001*
Entity: *Radio Technical and Information Systems Concern OAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *Open Joint Stock Company Telecom XXI*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: *no*
Interest held in the issuer's subsidiary or dependent company: *no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *0*
Bonuses (RUR): *0*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *0*

Nail I. Ismailov

Born in *1939*
Positions held in the past five years:
Period: ***1996 through 1999***
Entity: ***OAO Communications Investment Company***
Field of activity: ***communications***
Position: ***General Director***

Period: ***1999 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***0***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***0***

Vladimir S. Lagutin
Born in ***1947***
Positions held in the past five years:
Period: ***1996 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***General Director***

Period: ***1998 through present time***
Entity: ***Comstar ZAO***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: ***1998 through present time***
Entity: ***Telmos ZAO***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: ***1998 through present time***
Entity: ***Center-TS ZAO***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: *2000 through present time*
Entity: *Petrodvor ZAO*
Field of activity: *leasing out real estate*
Position: *Chairman of the Board of Directors*

Interest in the issuer's charter capital: *0.03617%*
Interest held in the issuer's subsidiary or dependent company*: no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *141,964.31*
Bonuses (RUR): *94,322.52*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *236,286.83*

Alexander V. Lopatin
Born in *1964*
Positions held in the past five years:
Period: *1996 through 1999*
Entity: *RAO UES of Russia*
Field of activity: *power engineering*
Position: *Treasurer*

Period: *1999 through present time*
Entity: *OAO Communications Investment Company*
Field of activity: *communications*
Position: *Deputy General Director*

Period: *2001 through present time*
Entity: *ZAO MobiTel*
Field of activity: *construction of communications facilities*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *OAO Communications Investment Company*
Field of activity: *investments into communications*
Position: *member of the Management Board*

Period: *2000 through present time*
Entity: *OAO The Central Telegraph Office*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Khantymansiyskorktelecom*

Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO ROSTELECOM*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO The Central Telecommunications Company*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***0***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***0***

Yevgeny G. Novitsky
Born in ***1958***
Positions held in the past five years:

Period: *1998 through present time*
Entity: *AOOT Joint Stock Financial Corporation Sistema*
Field of activity: *information and consulting services*
Position: *President, member of the Board of Directors*

Period: *1998 through present time*
Entity: *Sistema-Invest ZAO*
Field of activity: *information and consulting services*
Position: *member of the Board of Directors*

Period: *1998 through present time*
Entity: *Region Joint Stock Company of Scientific and Technical Development OAO*
Field of activity: *information services*
Position: *member of the Board of Directors*

Period: *1998 through present time*
Entity: *Scientific Center Concern OAO*

Field of activity: *research and design*
Position: *member of the Board of Directors*

Period: *1998 through present time*
Entity: *Mobile TeleSystems OAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *MKNT & Co. OAO*
Field of activity: *investments*
Position: *member of the Board of Directors*

Period: *1999 through present time*
Entity: *OAO Russian Insurance People's Company (ROSNO)*
Field of activity: *insurance*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *Sistema-Neft OAO*
Field of activity: *oil recovery and refining*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *OAO The "Mass Media Systems" Media-Center Mass Media and Advertising Concern*
Field of activity: *mass media*
Position: *member of the Board of Directors*

Period: *1998 through present time*
Entity: *ZAO System of Telecommunications, Information and Communications*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *1999 through 2001*
Entity: *OAO AKB Moscow Bank of Reconstruction and Development*
Field of activity: *banking*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *OAO Angstrem*
Field of activity: *electronics*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *ZAO Olympic System*
Field of activity: *information and consulting services*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *ZAO NPK High Technologies and Strategic Systems*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *Simet-M ZAO*
Field of activity: *metal constructions*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *ZAO Information Systems for Business*
Field of activity: *information*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *ZAO Invest-Svyaz-Holding*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *ZAO Ankey/Holding*
Field of activity: *information*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *OAO Kvant*
Field of activity: *electronics*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *OAO Radio Technical and Information Systems Concern*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *ZAO Metropolis Publishing and Advertising Group*
Field of activity: *mass media*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Telecom XXI*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO Sistema-Gals*
Field of activity: *construction*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO Bolshaya Ordynka*
Field of activity: *construction*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: *no*
Interest held in the issuer's subsidiary or dependent company: *no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *0*
Bonuses (RUR): *0*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *0*

Semyon V. Rabovsky
Born in *1954*
Positions held in the past five years:
Period: *1996 through 2001*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *First Deputy General Director, Head of the Customer Services Department*

Period: *2001 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *First Deputy General Director*

Period: *1999 through 2001*
Entity: *AMT ZAO*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *1999 through present time*
Entity: *ZAO Golden Line*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Interest in the issuer's charter capital: *0.01321%*
Interest held in the issuer's subsidiary or dependent company:
Name: *ZAO Research and Technical Center Komset*
Interest: *1.8%*

Remuneration paid out in the reporting quarter:
Salary (RUR): *160,332.56*
Bonuses (RUR): *23,690.1*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *184,022.66*

Irina M. Ragozina
Born in *1950*
Positions held in the past five years:
Period: *1996 through 1997*
Entity: *OAO Communications Investment Company*
Field of activity: *communications*
Position: *Deputy Head of the Securities and Stockholdings Management Service*

Period: *1997 through present time*
Entity: *OAO Communications Investment Company*
Field of activity: *communications*
Position: *Head of the Stockholdings Management Service, Director of the Corporate Management Department*

Period: *2001 through present time*
Entity: *OAO Svyazinform of the Chelyabinsk Region*
Field of activity: *communications*
Position: *Chairperson of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO PTS*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Kamchatskssvyazinform*
Field of activity: *communications*

Position: *Chairperson of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Electrical Communications of the Kurgan Region*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: *no*
Interest held in the issuer's subsidiary or dependent company*: no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *0*
Bonuses (RUR): *0*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *0*

Vasily V. Sidorov
Born in *1971*
Positions held in the past five years:

Period: *1996 through 1997*
Entity: *Columbus Capital*
Field of activity: *financial advice*
Position: *Director*

Period: *1997 through 2000*
Entity: *OAO Communications Investment Company*
Field of activity: *communications*
Position: *Deputy General Director*

Period: *2000 through present time*
Entity: *ZAO System of Telecommunications, Information and Communications*
Field of activity: *communications*
Position: *First Deputy General Director*

Period: *2001 through present time*
Entity: *Comstar ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*

Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO Telmos*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Research and Technical Enterprise Intellect Telecom*
Field of activity: *research and design in communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO MTU-Intel*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *PTT-Teleport Moscow ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO Moscow Telecommunications Corporation*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO Inter-Regional TransitTelecom*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO MTU-Inform Company*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO Personal Communications*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *Golden Line ZAO*

Field of activity: ***communications***
Position: ***member of the Board of Directors***

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company***: no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***0***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***0***

Valery N. Yashin
Born in ***1941***
Positions held in the past five years:
Period: ***1996 through 1999***
Entity: ***OAO The Petersburg Telephone Network***
Field of activity: ***communications***
Position: ***General Director***

Period: ***1999 through present time***
Entity: ***OAO Communications Investment Company***
Field of activity: ***investments into communications***
Position: ***General Director***

Period: ***2001 through present time***
Entity: ***ZAO The Saint-Petersburg Pay Telephones***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***2000 through present time***
Entity: ***OAO Communications Investment Company***
Field of activity: ***investments into communications***
Position: ***Chairman of the Management Board***

Period: ***2001 through present time***
Entity: ***ZAO MobiTel***
Field of activity: ***construction of communications facilities***
Position: ***member of the Board of Directors***

Period: ***2001 through present time***
Entity: ***OAO Svyazinvest-Media***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: *2001 through present time*
Entity: *OAO ROSTELECOM*
Field of activity: *investments into communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO The Central Telecommunications Company*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Telecominvest*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO The Petersburg Telephone Network*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO RTComm.RU*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Electrical Communications of the Orel Region*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***0***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***0***

Vadim S. Degtyarev
Born in ***1975***
Positions held in the past five years:

Period: *1994 through 1997*
Entity: *CT Bowring Ltd (Marsh and McLennan)*
Field of activity: *insurance*
Position: *insurance agent*

Period: *1997 through present time*
Entity: *Brunswick Capital Management*
Field of activity: *investments*
Position: *Fund Manager*

Period: *2001 through present time*
Entity: *OAO Samarasvyazinform*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO TsUM*
Field of activity: *commerce*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company***: no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***0***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***0***

Georgy A. Romsky
Born in ***1956***
Positions held in the past five years:
Period: ***1996 through 2000***
Entity: ***OAO The Saint Petersburg Domestic Long-Distance and International Telephone***
Field of activity: ***communications***
Position: ***Technical Director***

Period: ***2000 through present time***
Entity: ***OAO Communications Investment Company***
Field of activity: ***investments into communications***
Position: ***member of the Management Board***

Period: ***2001 through present time***

Entity: *OAO Uraltelecom of the Sverdlovsk Region*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Giprosvyaz*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Electrical Communications of the Kaliningrad Region*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO The Kuban Electrical Communications*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: *no*
Interest held in the issuer's subsidiary or dependent company: *no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *0*
Bonuses (RUR): *0*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *0*

Anton I. Osipchuk
Born in *1967*
Positions held in the past five years:

Period: *1996 through 1996*
Entity: *AKB Incombank of Saint Petersburg*
Field of activity: *banking*
Position: *Head of the Profit Center for operations with securities and consulting on investments and finance*

Period: *1996 through 1997*
Entity: *OAO AB Incombank*
Field of activity: *banking*
Position: *Deputy Manager*

Period: *1997 through 2000*
Entity: *OAO Telecominvest*
Field of activity: *investments*
Position: *Deputy General Director for Economy and Finance*

Period: *2000 through present time*
Entity: *OAO Communications Investment Company*
Field of activity: *investments*
Position: *First Deputy General Director*

Period: *2000 through present time*
Entity: *OAO Communications Investment Company*
Field of activity: *investments into communications*
Position: *member of the Management Board*

Period: *2001 through present time*
Entity: *OAO PTS*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO MobiTel*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO ROSTELECOM*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO North-West Telecombank*
Field of activity: *banking*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO The South Telecommunications Company*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO RTComm.RU*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Svyazinform of the Samara Region*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Uralsvyazinform of the Perm Region*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Nizhegorodsvyazinform*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***0***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***0***

22. Individual and collective corporate bodies and officials of the issuer's manager

The issuer's individual executive body and members of the collective executive body:

Vladimir S. Lagutin
Born in *1947*
Positions held in the past five years:
Period: *1996 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *General Director*

Period: *1998 through present time*
Entity: *Comstar ZAO*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *1998 through present time*
Entity: *Telmos ZAO*

Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *1998 through present time*
Entity: *Center-TS ZAO*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2000 through present time*
Entity: *Petrodvor ZAO*
Field of activity: *leasing out real estate*
Position: *Chairman of the Board of Directors*

Interest in the issuer's charter capital: *0.03617%*
Interest held in the issuer's subsidiary or dependent company: *no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *134,503.5*
Bonuses (RUR): *15,340*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *149,843.5*

Irina R. Borisenkova
Born in *1963*
Positions held in the past five years:

Period: *1996 through 1997*
Entity: *Kit TOO*
Field of activity: *wood processing*
Position: *Chief Accountant*

Period: *1997 through 1997*
Entity: *OOO Evrostroykomplekt*
Field of activity: *construction*
Position: *Finance Director*

Period: *1998 through 2000*
Entity: *OAO Moscow City Telephone Network*
Field of activity: *communications*
Position: *Finance Comptroller, First Deputy Chief Accountant*

Period: *2000 through present time*
Entity: *OAO Moscow City Telephone Network*
Field of activity: *communications*

Position: *Chief Accountant*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***121,758***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***121,758***

Vladimir A. Afonin
Born in ***1939***
Positions held in the past five years:
Period: ***1996 through 1997***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***telecommunications***
Position: ***Executive Officer***

Period: ***1997 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***telecommunications***
Position: ***Personnel Manager***

Interest in the issuer's charter capital: ***0.000313%***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***106,030.35***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***106,030.35***

Rashit M. Zamaldinov
Born in ***1954***
Positions held in the past five years:
Period: ***1996 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Deputy General Director, Head of UASiT***

Period: ***2000 through present time***

Entity: *Mediatel ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: *no*
Interest held in the issuer's subsidiary or dependent company: *no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *115,894.54*
Bonuses (RUR): *8,061.69*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *123,956.23*

Valentina Ya. Irzhova
Born in *1946*
Positions held in the past five years:
Period: *1996 through 1997*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Head of the legal division*

Period: *1997 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Head of the Law Department*

Period: *1999 through 2001*
Entity: *PTT-Teleport Moscow ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *MTU-Inform ZAO*
Field of activity: *telecommunications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: *0.00063%*
Interest held in the issuer's subsidiary or dependent company: *no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *115,628.11*
Bonuses (RUR): *23,368.11*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*

Total (RUR): *139,014,24*

Alexander K. Zhilin
Born in ***1946***
Positions held in the past five years:
Period: ***1996 through 1999***
Entity: ***the Federal Security Service of the Russian Federation***
Field of activity: ***military service***
Position: ***military man***

Period: ***2000 through present time***
Entity: ***OAO Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Deputy General Director, Chief of the Security Service***

Period: ***2000 through present time***
Entity: ***ZAO Special Information Service***
Field of activity: ***research, design and project development***
Position: ***Member of the Board of Directors***

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***112,041.55***
Bonuses (RUR): ***5,752.5***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***117,794.05***

Vladimir O. Kostrov
Born in ***1960***
Positions held in the past five years:
Period: ***1996 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Chief Operating Officer***

Period: ***1999 through present time***
Entity: ***City-Telecom ZAO***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Interest in the issuer's charter capital: ***0.0001%***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***122,029.75***
Bonuses (RUR): ***23,209.2***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***145,238.95***

Sergey N. Ksenofontov
Born in ***1955***
Positions held in the past five years:
Period: ***1996 through 1999***
Entity: ***Moscow Technical University of Communications and Information***
Field of activity: ***education***
Position: ***Dean, Faculty of Multi-Channel Telecommunications***

Period: ***1999 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Head of the Capital Construction Department***

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***106,966.32***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***106,966.32***

Yuri M. Kulikov
Born in ***1949***
Positions held in the past five years:
Period: ***1996 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Division Manager***

Period: ***1998 through present time***
Entity: ***OAO Holiday Hotel Priazovye***
Field of activity: ***services (treatment and recreation)***
Position: ***Chairman of the Board of Directors***

Interest in the issuer's charter capital: ***0.0306%***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***106,060***
Bonuses (RUR): ***1,000***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***107,060***

Viktor S. Panov
Born in ***1950***
Positions held in the past five years:
Period: ***1996 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Deputy General Director, Head of the Department of Technical Operation of Telecommunications***

Period: ***1998 through present time***
Entity: ***Comstar ZAO***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Interest in the issuer's charter capital: ***0.00767%***
Interest held in the issuer's subsidiary or dependent company:
Name: ***ZAO Research and Technical Center Komset***
Interest: ***1.8%***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***135,128.68***
Bonuses (RUR): ***28,531.36***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***163,660.04***

Semyon V. Rabovsky
Born in ***1954***
Positions held in the past five years:

Period: ***1996 through 2001***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***First Deputy General Director, Head of the Customer Services Department***

Period: ***2001 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***First Deputy General Director***

Period: ***1999 through present time***
Entity: ***Golden Line ZAO***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: ***1999 through present time***
Entity: ***AMT ZAO***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Interest in the issuer's charter capital: ***0.01321%***
Interest held in the issuer's subsidiary or dependent company:
Name: ***ZAO Research and Technical Center Komset***
Interest: ***1.8%***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***141,278.09***
Bonuses (RUR): ***51,084.02***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***192,362.11***

Nikolay V. Savlukov
Born in ***1958***
Positions held in the past five years:
Period: ***1996 through 2000***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Deputy General Director, head of the security service***

Period: ***2000 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Deputy General Director, Head of UIRIS***

Period: ***1999 through present time***
Entity: ***Research and Technical Center Komset ZAO***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Interest in the issuer's charter capital: ***0.00214%***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***126,308.8***
Bonuses (RUR): ***2,852.01***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***129,160.81***

Igor A. Solomatnikov
Born in ***1946***
Positions held in the past five years:
Period: ***1996 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Division Manager***

Period: ***2000 through present time***
Entity: ***MTK-Trunk ZAO***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***1999 through present time***
Entity: ***PTT-Teleport Moscow ZAO***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Interest in the issuer's charter capital: ***0.07537%***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***111,876.6***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***111,876.8***

Viktor A. Chervony
Born in ***1956***
Positions held in the past five years:
Period: ***1996 through 1997***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***

Position: ***Deputy Chief Accountant for Financial Control***

Period: ***1997 through 2000***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***First Deputy Chief Accountant***

Period: ***2000 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Deputy General Director, Head of the Economy and Finance Department***

Period: ***2000 through present time***
Entity: ***AKB LINK-Bank OAO***
Field of activity: ***banking***
Position: ***member of the Board of Directors***

Period: ***2000 through present time***
Entity: ***Petrodvor ZAO***
Field of activity: ***leasing out real estate***
Position: ***member of the Board of Directors***

Period: ***2000 through present time***
Entity: ***OAO AKB Moscow Bank of Reconstruction and Development***
Field of activity: ***banking***
Position: ***member of the Board of Directors***

Period: ***2001 through present time***
Entity: ***AMT ZAO***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***2001 through present time***
Entity: ***MTU-Inform ZAO***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***114,798.71***
Bonuses (RUR): ***11,661***

Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***126,459.71***

Vladimir I. Sutyagin
Born in ***1945***

Positions held in the past five years:
Period: ***1996 through 2000***
Entity: ***JSC Moscow City Telephone Network, UITO Service***
Field of activity: ***communications***
Position: ***Deputy Head of UITO Service for General Matters and Commercial Operations***

Period: ***2000 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Deputy General Director, Head of UITO Service***

Period: ***2001 through present time***
Entity: ***OOO Medicom-33***
Field of activity: ***medicine***
Position: ***Member of the Board of Directors***

Interest in the issuer's charter capital: ***0.002036%***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***115,442.32***
Bonuses (RUR): ***17,672.7***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***133,115.02***

The person acting as the issuer's individual executive body:
Vladimir S. Lagutin

23. Remuneration paid to members of the Board of Directors (Supervisory Board) and other officials of the issuer.

The remuneration paid to all officials listed in Sections 21 and 22 for the reporting period amounted to, in the aggregate:

Salary: ***RUR 1,812,667***
Bonuses: ***RUR 187,550.61***

Commission: ***RUR 0***
Other compensation in kind: ***RUR 0***
Total: ***RUR 2,045,839.93***

See also Sections 21 and 22

24. Legal entities in which the issuer holds an interest.

Legal entities in which the issuer holds at least 5% of the charter capital:

Name: *AMT ZAO*
Location: *42a Khoroshevskoye Shosse, 123007 Moscow*
Mail address: *42a Khoroshevskoye Shosse, 123007 Moscow*
Interest owned by the issuer in the charter capital of the entity: *100%*

Name: *Petrodvor ZAO*
Location: *Building 1, 12 Petrovsky Boulevard, 103051 Moscow*
Mail address: *Building 1, 12 Petrovsky Boulevard, 103051 Moscow*
Interest owned by the issuer in the charter capital of the entity: *100%*

Name: *ZAO MTU-inform Company*
Location: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Mail address: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Interest owned by the issuer in the charter capital of the entity: *51%*

Name: *MS-Tel OAO*
Location: *22 Marksistskaya Ulitsa, 109147 Moscow*
Mail address: *Building 2, 12 Petrovsky Boulevard, 103051 Moscow*
Interest owned by the issuer in the charter capital of the entity: *50%*

Name: *Centre TS ZAO*
Location: *Board Room, 6 Matveevskaya Ulitsa, 119501 Moscow*
Mail address: *Building 2, 12 Petrovsky Boulevard, 103051 Moscow*
Interest owned by the issuer in the charter capital of the entity: 50%

Name: *Comstar ZAO*
Location: *Building 1, 3 Dmitrovsky Pereulok, 103031 Moscow*
Mail address: *Building 1, 3 Dmitrovsky Pereulok, 103031 Moscow*
Interest owned by the issuer in the charter capital of the entity: *50%*

Name: *Golden Line ZAO*
Location: *51/4 Ulitsa Shchepkina, 129110 Moscow*
Mail address: *51/4 Ulitsa Shchepkina, 129110 Moscow*

Interest owned by the issuer in the charter capital of the entity: *50%*

Name: *RadioPage ZAO*
Location: *Building 1, 23 1st Tverskaya-Yamskaya Ulitsa, 125047 Moscow*
Mail address: *13 2nd Zvenigorodskaya Ulitsa, 123022 Moscow*
Interest owned by the issuer in the charter capital of the entity: *40%*

Name: *Telmos ZAO*
Location: *15 Zemledelchesky Pereulok, 119121 Moscow*
Mail address: *15 Zemledelchesky Pereulok, 119121 Moscow*
Interest owned by the issuer in the charter capital of the entity: *40%*

Name: *Mediatel ZAO*
Location: *42a Khoroshevskoye Shosse, 123007 Moscow*
Mail address: *42a Khoroshevskoye Shosse, 123007 Moscow*
Interest owned by the issuer in the charter capital of the entity: *35.83%*

Name: *ZAO MTU-Intel*
Location: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Mail address: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Interest owned by the issuer in the charter capital of the entity: *25.5%*

Name: *Moscow Cellular Communications OAO*
Location: *18/20 Vorontsovskaya Ulitsa, 109044 Moscow*
Mail address: *18/20 Vorontsovskaya Ulitsa, 109044 Moscow*
Interest owned by the issuer in the charter capital of the entity: *23.5%*

Name: *OAO Joint Stock Commercial Bank Link-bank*
Location: *Building 2, 7 Dmitrovskoye Shosse, 127434 Moscow*
Mail address: *Building 2, 7 Dmitrovskoye Shosse, 127434 Moscow*
Interest owned by the issuer in the charter capital of the entity: *20.82%*

Name: *Special Information Service ZAO*
Location: *10 Abramtsevskaya Ulitsa, 127576 Moscow*
Mail address: *10 Abramtsevskaya Ulitsa, 127576 Moscow*
Interest owned by the issuer in the charter capital of the entity: *19%*

Name: *Inter-Regional Transit-Telecom ZAO*
Location: *18/20 Vorontsovskaya Ulitsa, 109044 Moscow*
Mail address: *22 Marksistskaya Ulitsa, 109147 Moscow*
Interest owned by the issuer in the charter capital of the entity: *13.65%*

Name: *Reestr OOO*
Location: *29 Ulitsa Ryleeva, 119034 Moscow*
Mail address: *Building 13-14, 13 Myasnitskaya Ulitsa, 101000 Moscow*
Interest owned by the issuer in the charter capital of the entity: *11.8%*

Name: *Research and Technical Center Komset ZAO*
Location: *7 Zelyony Prospekt, 111141 Moscow*
Mail address: *7 Zelyony Prospekt, 111141 Moscow*
Interest owned by the issuer in the charter capital of the entity: *11.09%*

Name: *Vols ZAO*
Location: *4 Vinnitskaya Ulitsa, 117192 Moscow*
Mail address: *4 Vinnitskaya Ulitsa, 117192 Moscow*
Interest owned by the issuer in the charter capital of the entity: *10%*

Name: *MTK-trunk ZAO*
Location: *8 Mozhayskoye Shosse, 121374 Moscow*
Mail address: *Building 7, 78 Prospekt Vernadskogo, 123357 Moscow*
Interest owned by the issuer in the charter capital of the entity: *10%*

Name: *The Moscow Teleport ZAO*
Location: *16 Ulitsa Kazakova, 103064 Moscow*
Mail address: *Buildings 3 and 3a, 27/26 Zubovsky Boulevard, 119021 Moscow*
Interest owned by the issuer in the charter capital of the entity: *10%*

Name: *Expo-Telecom ZAO*
Location: *7 Tverskaya Ulitsa, 103375 Moscow*
Mail address: *7 Tverskaya Ulitsa, 103375 Moscow*
Interest owned by the issuer in the charter capital of the entity: *5.56%*

Name: *City Telecom ZAO*
Location: *11 Novy Arbat, 121852 Moscow*
Mail address: *25B 1st Krasnogvardeysky Proezd, 123100 Moscow*
Interest owned by the issuer in the charter capital of the entity: *5%*

25. Interests held by all legal entities in which the issuer holds at least 5% of the charter capital and officials thereof in the issuer's charter capital

25.1 Name: *ZAO Petrodvor*
Location: *Building 1, 12 Petrovsky Boulevard, 103051 Moscow*
Mail address: *Building 1, 12 Petrovsky Boulevard, 103051 Moscow*
Interest owned by the issuer in the charter capital of the entity: *100%*
Interest owned by the entity in the issuer's charter capital: *no*

Officials:

25.1.1. *Vladimir S. Lagutin*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.0367%*

25.2 Name: *ZAO AMT*
Location: *42a Khoroshevskoye Shosse, 123007 Moscow*
Mail address: *42a Khoroshevskoye Shosse, 123007 Moscow*
Interest owned by the issuer in the charter capital of the entity: *100%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.2.1. *Vladimir D. Stukalov*
Functions of the official: *individual executive body*
Interest owned by the official in the issuer's charter capital: *0.00026%*

25.3 Name: *ZAO MTU-inform*
Location: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Mail address: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Interest owned by the issuer in the charter capital of the entity: *51%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.3.1. *Said S. Alimbekov*
Functions of the official: *individual executive body*
Interest owned by the official in the issuer's charter capital: *0.11034%*

25.3.2. *Sabirian V. Shambasov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.03643%*

25.3.3. *Nikolay M. Gurov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.0005%*

25.3.4. *Valentina Ya. Irzhova*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00063%*

25.4 Name: *ZAO Centre TS*
Location: *Board Room, 6 Matveevskaya Ulitsa, 119501 Moscow*
Mail address: *Building 2, 12 Petrovsky Boulevard, 103051 Moscow*
Interest owned by the issuer in the charter capital of the entity: *50%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.4.1. *Vladimir S. Lagutin*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.03617%*

25.5 Name: *ZAO Comstar*
Location: *Building 1, 3 Dmitrovsky Pereulok, 103031 Moscow*
Mail address: *Building 1, 3 Dmitrovsky Pereulok, 103031 Moscow*
Interest owned by the issuer in the charter capital of the entity: *50%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.5.1. *Vladimir S. Lagutin*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.03617%*

25.5.2. *Viktor S. Panov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00767%*

25.6 Name: *Golden Line ZAO*
Location: *51 Ulitsa Shchepkina, 129110 Moscow*
Mail address: *51 Ulitsa Shchepkina, 129110 Moscow*
Interest owned by the issuer in the charter capital of the entity: *50%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.6.1. *Valery V. Vasiliev*
Functions of the official: *individual executive body*
Interest owned by the official in the issuer's charter capital: *0.13811%*

25.6.2. *Semyon V. Rabovsky*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.01321%*

25.7 Name: *RadioPage ZAO*
Location: *Building 1, 23 1st Tverskaya-Yamskaya Ulitsa, 125047 Moscow*
Mail address: *13 2nd Zvenigorodskaya Ulitsa, 123022 Moscow*
Interest owned by the issuer in the charter capital of the entity: *40%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.7.1 *Lyudmila S. Popovich*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00078%*

25.8 Name: *ZAO Telmos*
Location: *15 Zemledelchesky Pereulok, 119121 Moscow*
Mail address: *15 Zemledelchesky Pereulok, 119121 Moscow*
Interest owned by the issuer in the charter capital of the entity: *40%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.8.1. *Vladimir S. Lagutin*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.03617%*

25.9 Name: *ZAO MTU-Intel*
Location: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Mail address: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Interest owned by the issuer in the charter capital of the entity: *25.5%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.9.1. *Said S. Alimbekov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.11034%*

25.10 Name: *Open Joint Stock Company Joint Stock Commercial Bank Link-bank*
Location: *7/2 Dmitrovskoye Shosse, 127434 Moscow*
Mail address: *7/2 Dmitrovskoye Shosse, 127434 Moscow*
Interest owned by the issuer in the charter capital of the entity: *20.82%*

Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.10.1 *Ruben A. Amaryan*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.01127%*

25.11 Name: *ZAO Research and Technical Center Komset*
Location: *7 Zelyony Prospekt, 111141 Moscow*
Mail address: *7 Zelyony Prospekt, 111141 Moscow*
Interest owned by the issuer in the charter capital of the entity: *11.1%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.11.1 *Nikolay V. Savlukov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00214%*

25.11.2 *Vasily G. Dedoborshch*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00042%*

25.12 Name: *VOLS ZAO*
Location: *4 Vinnitskaya Ulitsa, 117192 Moscow*
Mail address: *4 Vinnitskaya Ulitsa, 117192 Moscow*
Interest owned by the issuer in the charter capital of the entity: *10%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.12.1. *Viktor I. Trofimov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00052%*

25.13 Name: *ZAO MTK-trunk*
Location: *8 Mozhayskoye Shosse, 121374 Moscow*
Mail address: *Building 7, 78 Prospekt Vernadskogo, 123357 Moscow*
Interest owned by the issuer in the charter capital of the entity: *10%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.13.1. *Igor A. Solomatnikov*

Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.08581%*

25.14 Name: *ZAO City-Telecom*
Location: *11 Novy Arbat, 121852 Moscow*
Mail address: *25B 1st Krasnogvardeysky Proezd, 123100 Moscow*
Interest owned by the issuer in the charter capital of the entity: *5%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.14.1. *Vladimir O. Kostrov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.0001%*

26. Other affiliates of the issuer:
No

27. Interests owned by the issuer in the charter capitals of its affiliated legal entities:
See Sections 24, 25 and 26.

28. Interests held by the issuer's affiliates, their founders and officials in the issuer's charter capital.
See Sections 24, 25 and 26.

29. Holders of 5 or more per cent of votes in the issuer's supreme corporate body.

Name: *MKNT & Co. OAO*
Interest: *49.2603%*

Name: *OAO Communications Investment Company*
Interest: *28%*

Name: ING Bank
Interest: 5.5943% (nominee)

30. Participation in industrial, banking or financial groups, holdings, concerns and associations
No

31 Branches and representative offices of the issuer

Name: *Holiday Hotel with Therapy Iskra*
Location: *Yershovo, Zvenigorod-4, the Odintsovo District, the Moscow Region*
Mail address: *Yershovo, Zvenigorod-4, the Odintsovo District, 143095 the Moscow Region*
Manager: *Anatoly V. Iskovskikh*
Opening date: *06.17.1998*
Power-of-attorney expires on: *12.31.2001*

Name: *Holiday Hotel with Therapy Orbita*
Location: *Bekasovo, the Naro-Fominsk District, the Moscow Region*
Mail address: *Bekasovo, the Naro-Fominsk District, 143380 the Moscow Region*
Manager: *Yuri I. Shestopalov*
Opening date: *06.17.1998*
Power-of-attorney expires on: *12.31.2001*

Name: *the Sochi branch, Holiday Hotel with Therapy Delfin*
Location: *the Nizhne-Imeretinskaya Bay, the Alder District, Sochi, Russia*
Mail address: *the Nizhne-Imeretinskaya Bay, the Alder District, 354341 Sochi, Russia*
Manager: *Nikolay N. Purygin*
Opening date: *06.17.1998*
Power-of-attorney expires on: *12.31.2001*

32. Number of persons employed by the issuer.

The average number of persons employed by the issuer in the reporting period, including the employees of its branches and representative offices: *20,444*

33. Description of the issuer's principal activities.

JSC MGTS is the principal telecommunications operator in Moscow. It renders to its subscribers the services of voice mail and documentary communications, inquiry and other services in accordance with its license terms.

JSC MGTS is a major European city telephone network in terms of connected subscribers. The telephone ratio in Moscow exceeds 50 telephones per 100 residents, or 105 telephones per 100 households, which is a much higher rate than the average rate in Russia.

According to the Moscow City Statistics Committee and alternative operators, in 2000, the number of basic telephones installed in Moscow was 4.6 million, or 15% of the total Russian wire communications market. JSC MGTS controls 85.7% of total telephones in Moscow.

Primary operations and the share thereof in the aggregate proceeds

	2000	*2001 (Estimate)*
Proceeds from the sales of goods, products, works and services (minus VAT, excises and similar mandatory payments) (RUR'000)	*6,077,387*	*7,785,527*
Share of proceeds from the sales of communications services (the primary business), %	*84.65*	*83.95*

Currently, JSC MGTS obtains most proceeds (approximately 80%) from commercial entities. The Company anticipates that the structure of proceeds changes after the tariff rates are made equal for all categories of subscribers and time-based connections record system is introduced. 92% of all proceeds of JSC MGTS come from voice communications services. By 2003, the Company plans to increase its proceeds from documentary communications services to 40% of total proceeds. Such services are alternative and therefore not subject to tariff rates regulations.

JSC MGTS is a natural monopoly pursuant to Russian law controlled by the Government which approves the tariff rates for basic local communications services and cooperation with other operators.

Order No. 1070 of the Anti-Monopoly Ministry of Russia "On Approval of a Resolution of the Management Board of the Anti-Monopoly Ministry of Russia", dated October 12, 2001, introduces the following tariff rates for the services of local telephone communications provided by JSC MGTS:

	Corporate consumers		*Residents**
	non-governmental	*governmental*	
November 1, 2001 through December 12, 2001:			
Provision of access to the telephone network, RUR	*9,000*	*9,000*	*6,000***

Subscriber's monthly fee for the use of individual subscriber's unit, RUR	*165*	*85*	*70*
As of January 2002:			
Provision of access to the telephone network, RUR	*9,000*	*9,000*	*6,000***
Subscriber's monthly fee for the use of individual subscriber's unit, RUR	*165*	*100*	*80*

* *certain categories of residents enjoy privileges*

** *prices differ depending on the duration of the waiting period:*

- *RUR 3,000 for those who filed an application to enter into a telecommunications services agreement in the period from January 1, 1997 through December 31, 1999; and*
- *RUR 1,000 for those who filed an application to enter into a telecommunications services agreement before December 31, 1996 (inclusively).*

The Moscow telecommunications market has been liberalized. Other operators also provide traditional voice communications services. Alternative operators are not governed by anti-monopoly authorities, they are not bound by obligations to ensure that their services are publicly available, and compete with JSC MGTS in certain market sectors.

The advantages of JSC MGTS include comparatively low tariff rates and access to subscribers throughout the city. The Company owns a telecommunications infrastructure including technological buildings and subsurface constructions and provides contractual access to the public communications network to other operators. To ensure its prospective competitive strength, JSC MGTS reconstructs its network, introduces digital technologies and thus is able to provide a variety of highly profitable services and to improve the quality of services in combination with lower production and development costs.

34. Investment declaration. Description of the issuer's activities.

Shall be provided by investment funds only.

35. The issuer's prospective activities.

JSC MGTS constantly cooperates with major foreign manufacturers of communications equipment and operators. The successful implementation of joint projects fits logically into the concept of development and re-

construction of JSC MGTS developed by the Company's specialists which is built on a qualitatively new level and includes the use of modern switch equipment, SDH digital transfer systems, fiber optic lines and new methods of construction of the transportation network on the basis of circular structures. The first capacity of this project will be a public data transfer network on the basis of new SDH technologies, ATM switching, equipment for asymmetric digital subscriber access which will enable the Company to provide a variety of communications services to its clients. After the project has been completed, the Company will be able to provide to its clients, in addition to high-quality services of local, domestic long-distance and international communications, certain new services including voice mail, high-speed e-mail and video conferences.

Economic and financial parameters of JSC MGTS, in accordance with the estimate implementation of the Business Plan for 2002, are as follows:

Proceeds from sales of goods, products, services (net of VAT): RUR 9,555,510,000
Earnings from rendering telecommunications services at tariff rates (net of VAT): RUR 8,038,851,000
Profit from sales: RUR 2,325,607,000
Estimate balance sheet profit of the Company: RUR 913,363,000
Estimate profit after taxation : RUR 604,389,000
Total capital investments: RUR 1,471,423,000
Value of fixed assets put into operation: RUR 1,888,403,000.

36. The issuer's charter capital.

The issuer's charter capital is equal to: *RUR 1,915,901,000*

Breakdown by categories of shares:
Ordinary shares:
the aggregate of : *RUR 1,596,584,000*
percentage of the charter capital: *83.333325%*

Preferred shares:
the aggregate of : *RUR 319,317,000*
percentage of the charter capital: *16.666675%*

37. The interest owned by the government (a municipal authority) in the issuer's charter capital:

The share of the issuer's charter capital owned by the government (a municipal authority):
no

The stake of the issuer fixed in the governmental (municipal) ownership:
no

A special right of the Russian Federation, constituent entities of the Russian Federation or municipalities to participate in the management of the issuer (a "golden share"):
no

38. The issuer's authorized shares.
No

39. The issuer's material contracts and obligations
No

40. The issuer's obligations to issue shares or any securities convertible into shares
No

41. Penalties imposed on the issuer, litigation and other proceedings in which the issuer is involved.

Penalties imposed on the issuer by governmental authorities or court during the three financial years preceding the year of the quarter for which the report is made, and in the current year:

Date of the sanction: *01.01.2001*
Authority which imposed the sanction: *State Tax Service*
Reasons for the sanction: *delayed payment of the land tax*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *7,245*
Status: *implemented*

Date of the sanction: *01.03.2001*
Authority which imposed the sanction: *The Moscow Land Committee*
Reasons for the sanction: *delayed tax payment*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *5,738*
Status: *implemented*

Date of the sanction: *01.04.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*

Reasons for the sanction: *delayed collection and removal of garbage, snow and icing*
Type of the sanction: *fine*
Amount of the sanction (RUR): *1,000*
Status: *implemented*

Date of the sanction: *01.09.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed collection and removal of garbage, snow and icing*
Type of the sanction: *fine*
Amount of the sanction (RUR): *4,375*
Status: *implemented*

Date of the sanction: *01.09.2001*
Authority which imposed the sanction: *Pension Fund of the Russian Federation*
Reasons for the sanction: *delayed information on the type of pension, Act No. 00085*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *5,100*
Status: *implemented*

Date of the sanction: *01.09.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed opening the emergency order*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*

Date of the sanction: *01.09.2001*
Authority which imposed the sanction: *State Tax Service*
Reasons for the sanction: *delayed payment of the rental*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *1,839*
Status: *implemented*

Date of the sanction: *01.09.2001*
Authority which imposed the sanction: *Federal Fund of Compulsory Medical Insurance*
Reasons for the sanction: *delayed payment of contributions*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *7*

Status: *implemented*

Date of the sanction: *01.09.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *offence related to the city amenities*
Type of the sanction: *fine*
Amount of the sanction (RUR): *1,000*
Status: *implemented*

Date of the sanction: *01.10.2001*
Authority which imposed the sanction: *Pension Fund of the Russian Federation*
Reasons for the sanction: *delayed information on the type of pension, Act No. 2322*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *497*
Status: *implemented*

Date of the sanction: *01.12.2001*
Authority which imposed the sanction: *Employment Fund*
Reasons for the sanction: *delayed payment*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *4*
Status: *implemented*

Date of the sanction: *01.12.2001*
Authority which imposed the sanction: *Finance Department*
Reasons for the sanction: *changing the layout of the premises without obtaining the permission of the Inter-Departments Commission*
Type of the sanction: *fine*
Amount of the sanction (RUR): *8,000*
Status: *implemented*

Date of the sanction: *01.12.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *planned work related to the repair of supply lines carried out in accordance with an emergency telephone message*
Type of the sanction: *fine*
Amount of the sanction (RUR): *5,844*
Status: *implemented*

Date of the sanction: *01.12.2001*
Authority which imposed the sanction: *Finance Department*

Reasons for the sanction: *improper maintenance of supply lines*
Type of the sanction: *fine*
Amount of the sanction (RUR): *15,000*
Status: *implemented*

Date of the sanction: *01.17.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed collection and removal of garbage, snow and icing*
Type of the sanction: *fine*
Amount of the sanction (RUR): *1,000*
Status: *implemented*

Date of the sanction: *01.19.2001*
Authority which imposed the sanction: *Finance Department*
Reasons for the sanction: *changing the layout of the premises without obtaining the permission of the Inter-Departments Commission*
Type of the sanction: *fine*
Amount of the sanction (RUR): *8,000*
Status: *implemented*

Date of the sanction: *01.23.2001*
Authority which imposed the sanction: *Pension Fund of the Russian Federation*
Reasons for the sanction: *delayed payment of contributions*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *1,057*
Status: *implemented*

Date of the sanction: *01.24.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed collection and removal of garbage, snow and icing*
Type of the sanction: *fine*
Amount of the sanction (RUR): *1,500*
Status: *implemented*

Date of the sanction: *01.26.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,340*

Status: *implemented*

Date of the sanction: *01.31.2001*
Authority which imposed the sanction: *Pension Fund of the Russian Federation*
Reasons for the sanction: *delayed filing of information*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *497*
Status: *implemented*

Date of the sanction: *01.31.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed collection and removal of garbage, snow and icing*
Type of the sanction: *fine*
Amount of the sanction (RUR): *1,500*
Status: *implemented*

Date of the sanction: *02.06.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed collection and removal of garbage*
Type of the sanction: *fine*
Amount of the sanction (RUR): *2,000*
Status: *implemented*

Date of the sanction: *02.06.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper organization of earthwork and construction*
Type of the sanction: *fine*
Amount of the sanction (RUR): *2,000*
Status: *implemented*

Date of the sanction: *02.07.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper organization of earthwork and construction*
Type of the sanction: *fine*
Amount of the sanction (RUR): *7,000*
Status: *implemented*

Date of the sanction: *02.15.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper organization of road construction and excavation*
Type of the sanction: *fine*
Amount of the sanction (RUR): *2,000*
Status: *implemented*

Date of the sanction: *02.15.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed collection and removal of garbage, snow and icing*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*

Date of the sanction: *02.21.2001*
Authority which imposed the sanction: *State Tax Service*
Reasons for the sanction: *delayed filing of calculations*
Type of the sanction: *fine*
Amount of the sanction (RUR): *4,805*
Status: *implemented*

Date of the sanction: *02.23.2001*
Authority which imposed the sanction: *Finance Department*
Reasons for the sanction: *delayed payment of the rental*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *934*
Status: *implemented*

Date of the sanction: *02.28.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *planned work related to the repair of supply lines carried out in accordance with an emergency telephone message*
Type of the sanction: *fine*
Amount of the sanction (RUR): *7,000*
Status: *implemented*

Date of the sanction: *03.07.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*

Reasons for the sanction: *improper organization of road construction and excavation*
Type of the sanction: *fine*
Amount of the sanction (RUR): *2,000*
Status: *implemented*

Date of the sanction: *03.16.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *offence related to the city amenities*
Type of the sanction: *fine*
Amount of the sanction (RUR): *20,000*
Status: *implemented*

Date of the sanction: *03.19.2001*
Authority which imposed the sanction: *State Tax Service*
Reasons for the sanction: *delayed filing of calculations and payment*
Type of the sanction: *fine, penalty*
Amount of the sanction (RUR): *4,805*
Status: *implemented*

Date of the sanction: *03.20.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction: *fine*
Amount of the sanction (RUR): *1,000*
Status: *implemented*

Date of the sanction: *03.28.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper organization of road construction and excavation*
Type of the sanction: *fine*
Amount of the sanction (RUR): *20,000*
Status: *implemented*

Date of the sanction: *04.02.2001*
Authority which imposed the sanction: *State Tax Service*
Reasons for the sanction: *delayed filing of calculations*
Type of the sanction: *fine*
Amount of the sanction (RUR): *2,435*
Status: *implemented*

Date of the sanction: *04.07.2001*
Authority which imposed the sanction: *Finance Department*
Reasons for the sanction: *delayed payment of the rental*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *538*
Status: *implemented*

Date of the sanction: *04.10.2001*
Authority which imposed the sanction: *Finance Department*
Reasons for the sanction: *delayed payment of the rental*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *5,152*
Status: *implemented*

Date of the sanction: *04.11.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction: *fine*
Amount of the sanction (RUR): *2,000*
Status: *implemented*

Date of the sanction: *04.11.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper organization of earthwork and construction*
Type of the sanction: *fine*
Amount of the sanction (RUR): *750*
Status: *implemented*

Date of the sanction: *04.26.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *unsatisfactory maintenance of billboards*
Type of the sanction: *fine*
Amount of the sanction (RUR): *400*
Status: *implemented*

Date of the sanction: *04.26.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper organization of earthwork and construction*
Type of the sanction: *fine*

Amount of the sanction (RUR): *2,000*
Status: *implemented*

Date of the sanction: *04.26.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed collection and removal of garbage, snow and icing*
Type of the sanction: *fine*
Amount of the sanction (RUR): *375*
Status: *implemented*

Date of the sanction: *05.18.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed collection and removal of garbage, snow and icing*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*

Date of the sanction: *05.23.2001*
Authority which imposed the sanction: *Pension Fund of the Russian Federation*
Reasons for the sanction: *excessively granted exemption*
Type of the sanction: *fine*
Amount of the sanction (RUR): *164*
Status: *implemented*

Date of the sanction: *05.25.2001*
Authority which imposed the sanction: *State Tax Service*
Reasons for the sanction: *delayed tax payments*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *18,753*
Status: *implemented*

Date of the sanction: *05.25.2001*
Authority which imposed the sanction: *Inspectorate of the Ministry of Taxes and Charges*
Reasons for the sanction: *penalties related to payments for the needs of environment protection for waste disposal in the period of 1998 through 2000*
Type of the sanction: *penalties*
Amount of the sanction (RUR): *18,753*
Status: *implemented*

Date of the sanction: *05.30.2001*
Authority which imposed the sanction: *District Administration*
Reasons for the sanction: *expired marketing permit*
Type of the sanction: *fine*
Amount of the sanction (RUR): *2,500*
Status: *implemented*

Date of the sanction: *06.01.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities, absence of hatch lids, defective ferroconcrete sewer constructions, sagging road pavement, etc.*
Type of the sanction: *fine*
Amount of the sanction (RUR): *1,000*
Status: *implemented*

Date of the sanction: *06.09.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper organization and performance of work and maintenance of billboards*
Type of the sanction: *fine*
Amount of the sanction (RUR): *2,000*
Status: *implemented*

Date of the sanction: *06.09.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *unsatisfactory maintenance of billboards*
Type of the sanction: *fine*
Amount of the sanction (RUR): *1,000*
Status: *implemented*

Date of the sanction: *06.15.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed collection and removal of garbage, snow and icing, lawn mowing*
Type of the sanction: *fine*
Amount of the sanction (RUR): *1,200*
Status: *implemented*

Date of the sanction: *06.18.2001*

Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities, absence of hatch lids, defective ferroconcrete sewer constructions, sagging road pavement, etc.*
Type of the sanction: *fine*
Amount of the sanction (RUR): *2,000*
Status: *implemented*

Date of the sanction: *06.18.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities, absence of hatch lids, defective ferroconcrete sewer constructions, sagging road pavement, etc.*
Type of the sanction: *fine*
Amount of the sanction (RUR): *8,000*
Status: *implemented*

Date of the sanction: *06.25.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities, absence of hatch lids, defective ferroconcrete sewer constructions, sagging road pavement, etc.*
Type of the sanction: *fine*
Amount of the sanction (RUR): *7,000*
Status: *implemented*

Date of the sanction: *06.25.2001*
Authority which imposed the sanction: *Pension Fund of the Russian Federation*
Reasons for the sanction: *delayed payment of contributions*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *753*
Status: *implemented*

Date of the sanction: *06.25.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities, absence of hatch lids, defective ferroconcrete sewer constructions, sagging road pavement, etc.*
Type of the sanction: *fine*
Amount of the sanction (RUR): *5,000*

Status: *implemented*

Date of the sanction: *06.27.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities, absence of hatch lids, defective ferroconcrete sewer constructions, sagging road pavement, etc.*
Type of the sanction: *fine*
Amount of the sanction (RUR): *5,000*
Status: *implemented*

Date of the sanction: *07.03.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities, absence of hatch lids, defective ferroconcrete sewer constructions, sagging road pavement, etc.*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*

Date of the sanction: *07.04.2001*
Authority which imposed the sanction: *Anti-Monopoly Ministry of the Russian Federation*
Reasons for the sanction: *violation of the anti-monopoly laws*
Type of the sanction: *fine*
Amount of the sanction (RUR): *2,000*
Status: *implemented*

Date of the sanction: *07.05.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities, absence of hatch lids, defective ferroconcrete sewer constructions, sagging road pavement, etc.*
Type of the sanction: *fine*
Amount of the sanction (RUR): *2,000*
Status: *implemented*

Date of the sanction: *07.06.2001*
Authority which imposed the sanction: *Moscow City Environmental Fund*
Reasons for the sanction: *hazardous waste*
Type of the sanction: *fine*

Amount of the sanction (RUR): *2,513.02*
Status: *implemented*

Date of the sanction: *07.09.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed collection and removal of garbage, snow and icing, lawn mowing*
Type of the sanction: *fine*
Amount of the sanction (RUR): *1,200*
Status: *implemented*

Date of the sanction: *07.09.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities, absence of hatch lids, defective ferroconcrete sewer constructions, sagging road pavement, etc.*
Type of the sanction: *fine*
Amount of the sanction (RUR): *5,000*
Status: *implemented*

Date of the sanction: *07.09.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper organization and performance of work and maintenance of billboards*
Type of the sanction: *fine*
Amount of the sanction (RUR): *400*
Status: *implemented*

Date of the sanction: *07.12.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed collection and removal of garbage, snow and icing, lawn mowing*
Type of the sanction: *fine*
Amount of the sanction (RUR): *150*
Status: *implemented*

Date of the sanction: *07.26.2001*
Authority which imposed the sanction: *The Moscow Inspectorate of the Ministry of Taxes and Charges*
Reasons for the sanction: *delayed tax payment*
Type of the sanction: *penalties*

Amount of the sanction (RUR): *10,018.8*
Status: *implemented*

Date of the sanction: *07.26.2001*
Authority which imposed the sanction: *The Moscow Inspectorate of the Ministry of Taxes and Charges*
Reasons for the sanction: *delayed tax payment*
Type of the sanction: *penalties*
Amount of the sanction (RUR): *6,679.2*
Status: *implemented*

Date of the sanction: *08.07.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper organization and performance of work and maintenance of billboards*
Type of the sanction: *fine*
Amount of the sanction (RUR): *200*
Status: *implemented*

Date of the sanction: *08.09.2001*
Authority which imposed the sanction: *The Moscow Inspectorate of the Ministry of Taxes and Charges*
Reasons for the sanction: *delayed tax payment*
Type of the sanction: *penalties*
Amount of the sanction (RUR): *100,731.67*
Status: *implemented*

Date of the sanction: *08.15.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities, absence of hatch lids, defective ferroconcrete sewer constructions, sagging road pavement, etc.*
Type of the sanction: *fine*
Amount of the sanction (RUR): *2,000*
Status: *implemented*

Date of the sanction: *08.16.2001*
Authority which imposed the sanction: *Finance Department*
Reasons for the sanction: *violations: improper operation of engineering facilities, breach of land laws; breach of layout rules*
Type of the sanction: *fine*
Amount of the sanction (RUR): *2,000*
Status: *implemented*

Date of the sanction: *07.17.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed collection and removal of garbage, snow and icing, lawn mowing*
Type of the sanction: *fine*
Amount of the sanction (RUR): *1,200*
Status: *implemented*

Date of the sanction: *08.18.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities, absence of hatch lids, defective ferroconcrete sewer constructions, sagging road pavement, etc.*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,600*
Status: *implemented*

Date of the sanction: *08.25.2001*
Authority which imposed the sanction: *the bailiff service*
Reasons for the sanction: *failure to pay the state duty*
Type of the sanction: *charge*
Amount of the sanction (RUR): *0.7*
Status: *implemented*

Date of the sanction: *09.03.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities, absence of hatch lids, defective ferroconcrete sewer constructions, sagging road pavement, etc.*
Type of the sanction: *fine*
Amount of the sanction (RUR): *2,000*
Status: *implemented*

Date of the sanction: *09.10.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed collection and removal of garbage, snow and icing, lawn mowing*
Type of the sanction: *fine*
Amount of the sanction (RUR): *800*
Status: *implemented*

Date of the sanction: *09.28.2001*
Authority which imposed the sanction: *Finance Department*
Reasons for the sanction: *delayed rent payment*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *2,902.93*
Status: *implemented*

Date of the sanction: *10.01.2001*
Authority which imposed the sanction: *Social Insurance Fund*
Reasons for the sanction: *delayed duty payment*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *87*
Status: *implemented*

Date of the sanction: *10.04.2001*
Authority which imposed the sanction: *Inspectorate of the Ministry of Taxes and Charges*
Reasons for the sanction: *delayed payment of federal and municipal taxes*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *1,035*
Status: *implemented*

Date of the sanction: *10.24.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering and construction facilities*
Type of the sanction: *fine*
Amount of the sanction (RUR): *900*
Status: *implemented*

Date of the sanction: *10.24.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *Improper maintenance of operational shields*
Type of the sanction: *fine*
Amount of the sanction (RUR): *900*
Status: *implemented*

Date of the sanction: *11.10.2001*
Authority which imposed the sanction: *Inspectorate of the Ministry of Taxes and Charges*

Reasons for the sanction: *improper operation of engineering and construction facilities*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *4*
Status: *implemented*

Date of the sanction: *11.13.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *Improper organization and performance of construction and road works*
Type of the sanction: *fine*
Amount of the sanction (RUR): *600*
Status: *implemented*

Date of the sanction: *11.13.2001*
Authority which imposed the sanction: Moscow Land Committee
Reasons for the sanction: *delayed payment*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *1925*
Status: *implemented*

Date of the sanction: *11.19.2001*
Authority which imposed the sanction: *Federal Treasury Department (for IMNS # 40) and Moscow Finance Department*
Reasons for the sanction: *delayed rent payment*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *3961*
Status: *implemented*

Date of the sanction: *11.21.2001*
Authority which imposed the sanction: *Moscow Land Committee*
Reasons for the sanction: *delayed payment*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *4*
Status: *implemented*

Date of the sanction: *11.22.2001*
Authority which imposed the sanction: *Federal Treasury Department (for IMNS # 40) and Moscow Finance Department*
Reasons for the sanction: *delayed rent payment*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *3,495*
Status: *implemented*

Date of the sanction: *11.22.2001*
Authority which imposed the sanction: *Federal Treasury Department (for IMNS # 40) and Moscow Finance Department*
Reasons for the sanction: *delayed rent payment*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *112*
Status: *implemented*

Date of the sanction: *11.22.2001*
Authority which imposed the sanction: *Federal Treasury Department (for IMNS # 40) and Moscow Finance Department*
Reasons for the sanction: *delayed rent payment*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *3,659*
Status: *implemented*

Date of the sanction: *11.22.2001*
Authority which imposed the sanction: *Federal Treasury Department (for IMNS # 40) and Moscow Finance Department*
Reasons for the sanction: *delayed rent payment*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *1,865*
Status: *implemented*

Date of the sanction: *11.23.2001*
Authority which imposed the sanction: *Moscow Land Committee*
Reasons for the sanction: *delayed payment*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *14,485*
Status: *implemented*

Date of the sanction: *11.23.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *Improper organization and performance of road works*
Type of the sanction: *fine*
Amount of the sanction (RUR): *6000*
Status: *implemented*

Date of the sanction: *11.23.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *Improper organization and performance of road works*

Type of the sanction: *fine*
Amount of the sanction (RUR): *6000*
Status: *implemented*

Date of the sanction: *12.12.2001*
Authority which imposed the sanction: *Social Insurance Fund*
Reasons for the sanction: *Misused expenditure*
Type of the sanction: *fine*
Amount of the sanction (RUR): *5,529*
Status: *implemented*

Date of the sanction: *12.07.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *Improper organization and performance of road works*
Type of the sanction: *fine*
Amount of the sanction (RUR): *1,600*
Status: *implemented*

Date of the sanction: *12.07.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *Improper organization and performance of construction and road works*
Type of the sanction: *fine*
Amount of the sanction (RUR): *2400*
Status: *implemented*

Date of the sanction: *12.07.2001*
Authority which imposed the sanction:
Reasons for the sanction: *Improper organization and performance of construction and road works*
Type of the sanction: *fine*
Amount of the sanction (RUR): *4800*
Status: *implemented*

Date of the sanction: *12.07.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *Improper organization and performance of construction and road works*
Type of the sanction: *fine*
Amount of the sanction (RUR): *800*
Status: *implemented*

Date of the sanction: *12.09.2001*
Authority which imposed the sanction: *Federal Treasury Department (for IMNS # 40) and Moscow Finance Department*
Reasons for the sanction: *delayed rent payment*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *36,663*
Status: *implemented*

Date of the sanction: *10.12.2001*
Authority which imposed the sanction: *Federal Treasury Department (for IMNS # 40) and Moscow Finance Department*
Reasons for the sanction: *delayed rent payment*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *494*
Status: *implemented*

Date of the sanction: *12.10.2001*
Authority which imposed the sanction: *Federal Treasury Department (for IMNS # 40) and Moscow Finance Department*
Reasons for the sanction: *delayed rent payment*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *1,773*
Status: *implemented*

Date of the sanction: *12.10.2001*
Authority which imposed the sanction: *Federal Treasury Department (for IMNS # 40) and Moscow Finance Department*
Reasons for the sanction: *delayed rent payment*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *83*
Status: *implemented*

Date of the sanction: *12.10.2001*
Authority which imposed the sanction: *Federal Treasury Department (for IMNS # 40) and Moscow Finance Department*
Reasons for the sanction: *delayed rent payment*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *1179*
Status: *implemented*

Date of the sanction: *12.10.2001*
Authority which imposed the sanction: *Federal Treasury Department (for IMNS # 40) and Moscow Finance Department*
Reasons for the sanction: *delayed rent payment*

Type of the sanction: *penalty*
Amount of the sanction (RUR): *8*
Status: *implemented*

Date of the sanction: *12.10.2001*
Authority which imposed the sanction: *Federal Treasury Department (for IMNS # 40) and Moscow Finance Department*
Reasons for the sanction: *delayed rent payment*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *86*
Status: *implemented*

Date of the sanction: *12.12.2001*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *Improper organization and performance of construction and road works*
Type of the sanction: *fine*
Amount of the sanction (RUR): *12000*
Status: *implemented*

Date of the sanction: *12.21.2001*
Authority which imposed the sanction: *Inspectorate of the Ministry of Taxes and Charges*
Reasons for the sanction: *Delayed payment to the federal and municipal budget*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *5,498*
Status: *implemented*

Date of the sanction: *21.25.2001*
Authority which imposed the sanction: *Moscow Land Committee*
Reasons for the sanction: *delayed payment*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *14,485*
Status: *implemented*

Date of the sanction: *11.23.2001*
Authority which imposed the sanction: *Moscow Land Committee*
Reasons for the sanction: *delayed payment*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *14,485*
Status: *implemented*

Description of the nature of each litigation, either pending or closed in the quarter for which the report is made, which can have material effect on the activities of the issuer:

As of October 1, 2001, JSC MGTS is not involved in any legal proceedings the result of which could materially affect (impair) the Company's financial position.

Description of the reasons for each inspection of the issuer, either pending or closed in the quarter for which the report is made, carried out by governmental authorities, and each audit of the issuer carried out at the request of the issuer's participants (shareholders):

no

42. Any material facts (events, actions) which occurred during the reporting period:

Date of the fact (event, action): ***October 19, 2001***
Code: ***1100083A19092001***

On October 19, 2001, JSC Moscow City Telephone Network paid the third coupon of Tranche 2, Series A1 interest-bearing documentary bearer bonds of JSC MGTS kept in mandatory centralized custody (state registration No. 4-01-00083-A, registration date: September 28, 2000).

Total number of bonds: Two Hundred Fourty Thousand (360,000).

Annual interest rate on the coupon: 14.94%.

Coupon amount: 48 Rubles and 71 Kopecks.

Aggregate payments: Eighteen Million Four Hundred Sixty Thousand Eight Hundred Rubles (RUR 11,690,400).

Date of the fact (event, action): ***October 30, 2001***
Code: ***1300083A3012001***

On October 30th 2001 the Board of Directors of AO MGTS adopted the following resolutions

To set the date of the second bond issuance (Series A2, State registration number 4-02-00083-A) placement as on November 13th 2001.
Approve the proposed edition of the irrevocable offer

Deligate the right of signature of the irrevocable offer to AO MGTS Director General Lagutin V.S.

Irrevocable offer text is presented below:

Anex
Irrevocable offer

In accordance to the given offer Open Joint Stock Company Moscow City Telephone Network" (Issuer) irrevocably grants to purchause the interest-bearing documentary bearer bonds, Issued by the Issuer under the State registration issuance number 4-02-00083-A on October 17th 2001, with the nominal value of 1 000 (one thousand) rubbles per each bond, in a quality of 1 000 000 (one million) pieces from any legitimate holder on the following dates:

May 14th 2002,
Novemder13th 2002,
May 14th 2003,
November13th 2003,
May 13th 2004,

and at the following conditions:

1. Offer acceptance procedure for the Issuer to purchase bonds on May 14th 2002.
The Offer is to be accepted at the simultaneous commencement of two following conditions:

a) If in a time period from 10:00 a.m. of the 6th of May 2002 till 5:00 p.m. of the 9th of May 2002 Bond Holder sends to the Issuer's payment agent a written notice informing of its intention to sell to the Issuer on the 14th of May, 2002 the certain quantity of the bonds at the conditions stated in the given offer. Mentioned notice shall be sighed by the authorised member of the Holder's personnel.

b) After sending the notice mentioned at article 1.a. in a time till the 14th of May, 2002 Bond Holder will place the personalised request at ZAO MICEX Stock Market Section Trade System ("The Trade System", The Section", MICEX) in accordance to the MICEX Trade Regiment and other ruling acts which regulate The Section's functioning in the large securities' lots regime (The Section Regiment). The personalised request shall be addressed to the Issuer's payment agent (OAO MBRD) – the member of the MICEX Stock Section and it shall contain the price, determined by article 7 of the given offer, and Transactional Code TO.

The given request shall stay in the Trade System from 1:00 p.m. till 5:00 p.m. Moscow time on May 14th 2002. The quantity if the bonds to sell according to the personalised request shall be equal to the quantity stated in the notice send by the Holder in accordance to article 1.a. of the given offer.

2. Offer acceptance procedure for the Issuer to purchase bonds on November 13th 2002.
The Offer is to be accepted at the simultaneous commencement of two following conditions:

a) *If in a time period from 10:00 a.m. of the 4th of November 2002 till 5:00 p.m. of the 8th of November 2002 Bond Holder sends to the Issuer's payment agent a written notice informing of its intention to sell to the Issuer on the 13th of November, 2002 the certain quantity of the bonds at the conditions stated in the given offer. Mentioned notice shall be sighed by the authorised member of the Holder's personnel.*

b) *After sending the notice mentioned at article 2.a. in a time till the 13th of November, 2002 Bond Holder will place the personalised request at ZAO MICEX Stock Market Section Trade System ("The Trade System", The Section", MICEX) in accordance to the MICEX Trade Regiment and other ruling acts which regulate The Section's functioning in the large securities' lots regime (The Section Regiment). The personalised request shall be addressed to the Issuer's payment agent (OAO MBRD) – the member of the MICEX Stock Section and it shall contain the price, determined by article 7 of the given offer, and Transactional Code TO. The given request shall stay in the Trade System from 1:00 p.m. till 5:00 p.m. Moscow time on November 13th 2002. The quantity if the bonds to sell according to the personalised request shall be equal to the quantity stated in the notice send by the Holder in accordance to article 2.a. of the given offer.*

3. Offer acceptance procedure for the Issuer to purchase bonds on May 14th 2003.
The Offer is to be accepted at the simultaneous commencement of two following conditions:

a) *If in a time period from 10:00 a.m. of the 5th of May 2003 till 5:00 p.m. of the 9th of May 2003 Bond Holder sends to the Issuer's payment agent a written notice informing of its intention to sell to the Issuer on the 14th of May, 2003 the certain quantity of the bonds at the conditions stated in the given offer. Mentioned notice shall be sighed by the authorised member of the Holder's personnel.*

b) *After sending the notice mentioned at article 3.a. in a time till the 14th of May, 2003 Bond Holder will place the personalised request at ZAO MICEX Stock Market Section Trade System ("The Trade System", The Section", MICEX) in accordance to the MICEX Trade Regiment and other ruling acts which regulate The Section's functioning in the large securities' lots regime (The Section Regiment). The personalised request shall be addressed to the Issuer's payment agent (OAO MBRD) – the member of the MICEX Stock Section and it shall contain the price, determined by article 7 of the given offer, and Transactional Code TO. The given request shall stay in the Trade System from 1:00 p.m. till 5:00 p.m. Moscow time on May 14th 2003. The quantity if the bonds to sell according to the personalised request shall be equal to the quantity stated in the notice send by the Holder in accordance to article 3.a. of the given offer.*

4. Offer acceptance procedure for the Issuer to purchase bonds on November 13th 2003.
The Offer is to be accepted at the simultaneous commencement of two following conditions:

a) *If in a time period from 10:00 a.m. of the 5th of November 2003 till 5:00 p.m. of the 10th of November 2003 Bond Holder sends to the Issuer's payment agent a written notice informing of its intention to sell to the Issuer on the 13th of November, 2003 the certain quantity of the bonds at the conditions stated in the given offer. Mentioned notice shall be sighed by the authorised member of the Holder's personnel.*

b) *After sending the notice mentioned at article 4.a. in a time till the 13th of November, 2003 Bond Holder will place the personalised request at ZAO MICEX Stock Market Section Trade System ("The Trade System", The Section", MICEX) in accordance to the MICEX Trade Regiment and other ruling acts which regulate The Section's functioning in the large securities' lots regime (The Section Regiment). The personalised request shall be addressed to the Issuer's payment agent (OAO MBRD) – the member of the MICEX Stock Section and it shall contain the price, determined by article 7 of the given offer, and Transactional Code TO. The given request shall stay in the Trade System from 1:00 p.m. till 5:00 p.m. Moscow time on November 13th 2003. The quantity if the bonds to sell according to the personalised request shall be equal to the quantity stated in the notice send by the Holder in accordance to article 4.a. of the given offer.*

5. Offer acceptance procedure for the Issuer to purchase bonds on May 13th 2004.

The Offer is to be accepted at the simultaneous commencement of two following conditions:

a) If in a time period from 10:00 a.m. of the 6th of May 2004 till 5:00 p.m. of the 11th of May 2004 Bond Holder sends to the Issuer's payment agent a written notice informing of its intention to sell to the Issuer on the 13th of May, 2004 the certain quantity of the bonds at the conditions stated in the given offer. Mentioned notice shall be sighed by the authorised member of the Holder's personnel.

b). After sending the notice mentioned at article 5.a. in a time till the 13th of May, 2004 Bond Holder will place the personalised request at ZAO MICEX Stock Market Section Trade System ("The Trade System", The Section", MICEX) in accordance to the MICEX Trade Regiment and other ruling acts which regulate The Section's functioning in the large securities' lots regime (The Section Regiment). The personalised request shall be addressed to the Issuer's payment agent (OAO MBRD) – the member of the MICEX Stock Section and it shall contain the price, determined by article 7 of the given offer, and Transactional Code TO. The given request shall stay in the Trade System from 1:00 p.m. till 5:00 p.m. Moscow time on May 13th 2004. The quantity if the bonds to sell according to the personalised request shall be equal to the quantity stated in the notice send by the Holder in accordance to article 5.a. of the given offer.

6). Simultaneous execution of articles a. and b. will denote a full and unconditional acceptance of the given offer in reference to the bonds mentioned in the Holders' notices and will mean a conclusion of a contract between the Issuer and the Holder to buy and sell the indicated quantity of the bonds.

7). Bonds price.
The Issuer grants to buy its bonds on the conditions and according to the procedure defined by this offer, at a price equal to 100 (one hundred) % of the bonds' nominal value.

8). Trades' execution procedure.
The Issuer executes the deals related to this offer at the Section according to the Section's Regiment. The Issuer at the assistance of its payment agent (OAO MBRD) – the member of the MICEX Stock Section grants to buy the Bond from any Bondholder fulfilled the conditions of articles a. and b. of articles 1,2,3,4,5 of the presented offer. At the occasion if the offer can not be executed due to the non-working day the Issuer will execute the offer on the first next working day. The Bondholders will not

demand an additional interest payment or any other compensation due to such a delay.

9). Assignment elimination.

The Holder may not assign and transfer any of its rights appeared due to its acceptance of the offer.

10). Jurisdiction.

MICEX Arbitrary Committee is a jurisdiction to settle any disputes which may arise from the given offer or from the deals concluded to on the bases of the offer or related to the aspects of the offer execution, infringement, discontinuation or continuation of the offer. Arbitrary Committee will consider complains according to the documents legitimate at a time of the complaint appearance. Decision of MICEX Arbitrary Committee is final and may not be appealed.

Open Joint Stock Company *V.S. Lagutin*
"Moscow City Telephone Network"
Director General

Date of the fact (event, action): ***November 27, 2001***
Code: ***1300083A27112001***

On October 30th 2001 the Board of Directors of AO MGTS adopted The Report on the results of Securities Issuance of Series A2 interest-bearing documentary bearer bonds kept in mandatory centralized custody (state registration No. 4-01-00083-A, registration date: September 28, 2000).

Date of the fact (event, action): ***December 13, 2001***
Code: ***1300083A03122001***

Open Joint Sock Company "Moscow City Telephone Network" hereby notifies that it change its interests in the following legal entety:
Entity's official name: ZAO "Global One Net"
Location: Building 1-2, 42 Bolshaya Yakimanka Street, Moscow, P.0. 117049
Mailing Address: Building 1-2, 42 Bolshaya Yakimanka Street, Moscow, P.0. 117049
JSC MGTS interest held prior to the change: 6,74%
JSC MGTS interest held after the change: 0%
Date of the change: 12.03.2001

43. Reorganization of the issuer, its subsidiaries and dependent companies:

No

44. Additional material general information on the issuer:

Legal proceedings in which JSC MGTS was involved in the 3rd quarter of 2001:

Claims	*JSC MGTS as the plaintiff*		*JSC MGTS as the defendant*	
	number	*value (RUR)*	*number*	*value (RUR)*
filed	*26*	*2,783,932*	*31*	*238,020*
satisfied	*19*	*1,429,490*	*5*	*147,705*
dismissed	*1*	*12,570*	*9*	*11,096*
Maximum claim value	*RUR 507,003 collection of accounts receivable OAO Severmetal (satisfied in full, award of the Moscow Arbitration Court, dated September 27, 2001)*		*RUR 80,000 claim filed by The Institrut of Geiphisics with regard to the contract violation*	

Major grounds for legal proceedings in which JSC MGTS is involved:

Grounds for legal proceeding	*Number of claims*	*Value, RUR*
1. JSC MGTS as the defendant:		
- *privileges granted*	*10*	*44,588*
- *disputing bills issued by Rostelecom*	*5*	*63,315*
- *other*	*1*	*25,000*
2. JSC MGTS as the plaintiff		
- *debts for telecommunications services*	*12*	*2,321,509*
- *damaged facilities*	*14*	*462,423*

No claims with regard to the violation of the rights of shareholders were filed against the Company in the reporting quarter. No claims with regard to the property (fixed assets) of JSC MGTS were filed in the reporting quarter.

B FINANCIAL AND BUSINESS OPERATIONS OF THE ISSUER

45. **Annual financial statements for the past three financial years.**
Shall not be filed for the current period for which the report is made.

46. **Financial statements of the issuer for the reporting quarter.**
Shall not be filed for the current period for which the report is made.

47. **Any events which resulted in the increase or decrease in the issuer's assets value by more than 10% during the reporting quarter.**
Shall not be filed for the current period for which the report is made..

Events which resulted in the increase or decrease in the issuer's assets value by more than 10% in the quarter for which the report is made.
No

48. **Any events which resulted in the increase in the issuer's profit or loss by more than 20% compared to the preceding quarter.**
Shall not be filed for the current period for which the report is made.

49. **Creation and application of the Issuer's Reserve Fund and other special funds.**

The Company has not establish any reserve fund.

50. **Transactions entered into by the issuer in the reporting quarter which amount to 10 or more percent of the issuer's assets as of the end of the quarter preceding the reporting quarter.**
no

51. **Application of funds raised by the issuer as a result of offering securities.**

No such funds were applied in the quarter for which the report is made.

52. **Loans received by the issuer and its subsidiaries in the reporting quarter**
Loans received by the issuer as of the end of the reporting quarter:

Indicator	Balance as of the beginning of the year (RUR'000)	Received (RUR'000)	Repaid (RUR'000)	Balance as of the end of the reporting quarter (RUR'000)

Long-term bank loans	651,618	2,974.129	664,310	2,961,437
including those not re-paid when due	-	-	-	-
Other long-term loans	-	1,751,282 -	101,964-	1,649,318-
including those not re-paid when due	-	-	-	-
Short-term bank loans	3,550,960	4,631,050	7,816,591	365,419
including those not re-paid when due	-	-	-	-
Bank loans for employ-ees	-	-	-	-
including those not re-paid when due	-	-	-	-
Other short-term loans	664,595	1,937,375	2,554,970	27,000
including those not re-paid when due	-	-	-	-

53. **Accounts receivable and payable of the issuer and its subsidiaries in the reporting quarter**

The issuer's accounts receivable and payable as of the end of the reporting quarter:

Indicator	Balance as of the beginning of the year (RUR'000)	Received (RUR'000)	Repaid (RUR'000)	Balance as of the end of the reporting quarter (RUR'000)
1) Accounts receivable:				
short-term				
including those overdue				
including those overdue for more than 3 months				
including:				
Long-term				
including those overdue				
including those overdue for more than 3 months				
including:				
2) Accounts payable:				
short-term				
including those overdue				
including those overdue for more than 3 months				
Including:				
Long-term				
including those overdue				
including those overdue for more than 3 months				

including:				
Security:				
received				
including from third persons				
including:				
granted				
including to third persons				
including:				
3) Notes flow Notes issued				
including overdue				
including:				
Notes received				
including those overdue				
including:				

54. Financial investments made by the issuer

The issuer's financial investments as of the end of the reporting quarter:

Indicator	Investments as of the end of the reporting year (RUR'000)		
	short-term (1 year or less)	long-term (over 1 year)	Total
Investments in treasury bills of the Russian Federation	-	-	-
Investments in treasury bills of constituent entities of the Russian Federation	-	-	-
Investments in securities issued by local authorities -	-	-	-
Investments in shares, interests, participation in other entities	-	12,055	13,0551
Investments in bonds and other debt securities	100,740	14,329	115,069
Other loans granted	25,200	139,179	164,379
Investments in the issuer's subsidiaries	-	720,243	720,243
Investments in the issuer's dependent companies	-	50,613	50,613

The issuer's investees liquidated pursuant to the laws of the Russian Federation

Name of the entity	Date of liquidation	The liquidating authority	Investments (RUR'000)
No			-
Total			-

The issuer's investees declared bankrupt pursuant to the laws of the Russian Federation

Name of the entity	Date of liquidation	The liquidating authority	Investments (RUR'000)
No			-
Total			-
The issuer's assets as of the closing date of the reporting quarter (RUR'000)			21,106,986

The investees the investments in which amount to 10 or more per cent of the issuer's assets as of the closing date of the reporting quarter

Name of the entity	Investments (RUR)	Percentage of the assets
No	-	0%
Total	-	0%

55. Any other material information on the issuer's financial and business operations

C. SECURITIES ISSUED BY THE ISSUER

56. Shares of the issuer.

Issue ordinal number: *1*
Category: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1*
Number of securities in the issue: *957,950*
Aggregate value of the issue: *957,950*

State registration of the issue:
Registration date: *06.06.1994*
Registration No.: *73-1"n"-3168*
Registration authority: *financial authorities*
Placement method: *purchase upon transformation into a joint stock company*
Placement period: *from July 1, 1994 through September 1, 1995*

Current status of the issue: *all the securities of the issue have been cancelled*

Number of actually placed securities in accordance with the registered report on the results of issuance: *957,950*

State registration of the report on the results of issuance:
Registration date: *04.27.1998*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *all the securities of the issue have been cancelled*

Market information on the issuance of securities: *all the securities of the issue have been cancelled*

Any additional material information on the securities of the issue: *no*

Issue ordinal number: *1*
Category of shares: *preferred*
Type of shares: *no*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1*
Number of securities in the issue: *319,317*
Aggregate value of the issue: *319,317*

State registration of the issue:
Registration date: *06.06.1994*
Registration No.: *73-1"n"-3168*
Registration authority: *financial authorities*
Placement method: *purchase upon transformation into a joint stock company*
Placement period: *07.01.1994 through 09.01.1995*

Current status of the issue: *all the securities of the issue have been cancelled*

Number of actually placed securities in accordance with the registered report on the results of issuance: *319,317*

State registration of the report on the results of issuance:
Registration date: *04.27.1998*
Registration authority: *the Russian Federal Securities Commission*
Restrictions of circulation of the issue of securities (if any): *all the securities of the issue have been cancelled*

Market information on the issuance of securities: *all the securities of the issue have been cancelled*

Any additional material information on the issue of securities: *no*

Issue ordinal number: *2*
Category: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1*
Number of securities in the issue: *638,634*
Aggregate value of the issue: *638,634*

State registration of the issue:
Registration date: *05.05.1998*
Registration No.: *1-02-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *in accordance with the privatization plan*
Placement period: *05.07.1998 through 05.07.1998*
Current status of the issue: *all the securities of the issue have been cancelled*
Number of actually placed securities in accordance with the registered report on the results of issuance: *638,634*

State registration of the report on the results of issuance:
Registration date: *05.25.1998*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *all the securities of the issue have been cancelled*

Market information on the securities issue: *all the securities of the issue have been cancelled*

Any additional material information on the issue of securities: *no*

Issue ordinal number: *3*
Category: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1,000*
Number of securities in the issue: *1,596,584*
Aggregate value of the issue: *1,596,584,000*

State registration of the issue:
Registration date: *11.10.1999*

Registration No.: *1-03-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *conversion*
Placement period: *11.25.1999 through 11.25.1999*
Current status of the issue: *all the securities of the issue have been cancelled*
Number of actually placed securities in accordance with the registered report on the results of issuance: *1,596,584*

State registration of the report on the results of issuance:
Registration date: *12.30.1999*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *all the securities of the issue have been cancelled*

Market information on the securities issue: *all the securities of the issue have been cancelled*

Any additional material information on the issue of securities: *no*

Issue ordinal number: *2*
Category: *preferred*
Type of shares: *no*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1,000*
Number of securities in the issue: *319,317*
Aggregate value of the issue: *319,317,000*

State registration of the issue:
Registration date: *11.10.1999*
Registration No.: *2-02-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *conversion*
Placement period: *11.25.1999 through 11.25.1999*
Current status of the issue: *all the securities of the issue have been cancelled*
Number of actually placed securities in accordance with the registered report on the results of issuance: *319,317*

State registration of the report on the results of issuance:
Registration date: *12.30.1999*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *all the securities of the issue have been cancelled*

Market information on the securities issue: *all the securities of the issue have been cancelled*

Any additional material information on the issue of securities: *no*

Issue ordinal number: *4*
Category: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 20*
Number of securities in the issue: *79,829,200*
Aggregate value of the issue: *1,596,584,000*

State registration of the issue:
Registration date: *04.03.2000*
Registration No.: *1-04-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *conversion*
Placement period: *04.24.2000 through 04.24.2000*
Current status of the issue: *the offering is closed*
Number of actually placed securities in accordance with the registered report on the results of issuance: *79,829,200*

State registration of the report on the results of issuance:
Registration date: *05.18.2000*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the securities issue:
The shares are traded in the Russian Trade System and the Moscow International Currency Exchange (the MICEX)
Any additional material information on the issue of securities: *no*

Issue ordinal number: *3*
Category: *preferred*
Type of shares: *no*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 20*
Number of securities in the issue: *15,965,850*
Aggregate value of the issue: *319,317,000*

State registration of the issue:
Registration date: *04.03.2000*
Registration No.: *2-03-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *conversion*
Placement period: *04.24.2000 through 04.24.2000*
Current status of the issue: *the offering is closed*
Number of actually placed securities in accordance with the registered report on the results of issuance: *15,965,850*

State registration of the report on the results of issuance:
Registration date: *05.18.2000*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the securities issue:
The shares are traded in the Russian Trade System and the MICEX
Any additional material information on the issue of securities: *no*

57. Bonds issued by the issuer:

Issue ordinal number: *1*
Series: *A1*
Type: *interest bearing*
Form of securities: *documentary bearer bonds*
Nominal value of each security: *RUR 1,000*
Number of securities in the issue: *600,000*
Aggregate value of the issue: *600,000,000*

State registration of the issue:
Registration date: *09.28.2000*
Registration No.: *4-01-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *open subscription*
Placement period: *10.18.2000 through 10.27.2000*
Current status of the issue: *the offering is closed*
Number of actually placed securities as of the end of the quarter for which the report is made: *600,000*

State registration of the report on the results of issuance:
Registration date: *11.09.2000*

Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the securities issue: *the securities are traded in the Moscow International Currency Exchange*

Information on each tranche of the issue:

The tranche ordinal number: *1*
Number of bonds in the tranche: *360,000*
Aggregate value of the tranche:

The number of bonds to be offered during the first tranche is equal to 60% of the aggregate issue, i.e. Three Hundred Sixty Thousand (360,000).

Identification of the bonds of the tranche: *The Depositary grants to the bonds of each tranche a depositary code consisting of letters and numbers which shall identify the specific tranche of the issue. Such identification depositary code consists of symbols which indicate that the securities are bonds, and includes the issuer's name in Latin transcription, the ordinal number of the bonds issue and the ordinal number of the tranche. The depositary code is a mandatory detail which shall be referred to in financial statements of the depo accounts in which the bonds shall be recorded.*

Placement period: *10.18.2000 through 10.18.2000*
Number of actually placed securities as of the end of the quarter for which the report is made: *360,000*

The tranche ordinal number: *2*
Number of bonds in the tranche: *240,000*
Aggregate value of the tranche:

The number of bonds to be offered during the second tranche shall be equal to the aggregate issue minus the number of the bonds of the first tranche which have been actually placed.

Identification of the bonds of the tranche: *The identification is similar to that of the first tranche.*

Placement period: *10.27.2000 through 10.27.2000*
Number of actually placed securities as of the end of the quarter for which the report is made: *240,000*

The tranche ordinal number: *3*
Number of securities in the tranche:
Aggregate value of the tranche:

The number of bonds to be offered during the third tranche shall be equal to the aggregate issue minus the number of the bonds of the first and second tranches which have been actually placed.

Identification of the bonds of the tranche: *The identification is similar to that of the first tranche.*

Placement period: *- through -*
Number of actually placed securities as of the end of the quarter for which the report is made: *0*

The circulation period of the bonds: *10.18.2000 through 10.27.2003.*

Income payable on the bonds of this issue:
The procedure of calculation and payment of the income on each bond is described in detail in the Decision to Issue Securities which was approved by the Board of Directors of AO MGTS on August 18, 2000 (Minutes No. 55) and registered by the Federal Securities Commission of Russia on September 28, 2000 under State Registration No. 4-01-00083-A

Security of the bonds of this issue:
No

The income paid on the bonds of this issue in the quarter for which the report is made:
Cash: *RUR 32,772,000 with regard to 600,000 bonds*
no

Any other equivalent in kind: *RUR 0*
The terms of the issue do not provide for any other equivalent in kind.

Any other proprietary rights and (or) any other income: *RUR 0*
No

Additional material information on the securities of this issue:
The rights of each holder of a security of this issue:

Each bondholder shall have the right to the nominal value of each bond when such bond matures.

Each bondholder shall have the right to a coupon income payable as percentage of the nominal value of each bond.

Issue ordinal number: *2*
Series: *A2*
Type: *interest bearing*
Form of securities: *documentary bearer bonds*
Nominal value of each security: *RUR 1,000*
Number of securities in the issue: *1,000,000*
Aggregate value of the issue: *RUR 1,000,000,000*

State registration of the issue:
Registration date: *10.17.2001*
Registration No.: *4-02-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *open subscription*
Placement period: *11.13.2001 through 11.15.2001*
Current status of the issue: *the offering is closed*
Number of actually placed securities as of the end of the quarter for which the report is made: *1,000,000*

State registration of the report on the results of issuance:
Registration date: *12.10.2001*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the securities issue: *the securities are traded in the Moscow International Currency Exchange at the following address: Building 1, 11 Bolshoy Kislovsky pereulok, Moscow 103009 (mailing address is identical)*

The circulation period of the bonds: *11.13.2001 through 11.13.2004.*

Income payable on the bonds of this issue:

The procedure of calculation and payment of the income on each bond is described in detail in the Decision to Issue Securities which was approved by the Board of Directors of AO MGTS on August 27, 2000 (Minutes No. 71) and registered by the Federal Securities Commission of Russia on October 17, 2001 under State Registration No. 4-02-00083-A

Security of the bonds of this issue:
No

Any other equivalent in kind: *RUR 0*
The terms of the issue do not provide for any other equivalent in kind.

Any other proprietary rights and (or) any other income: *RUR 0*
No

Additional material information on the securities of this issue:
The rights of each holder of a security of this issue:

Each bondholder shall have the right to the nominal value of each bond when such bond matures.
Each bondholder shall have the right to a coupon income payable as percentage of the nominal value of each bond.

D. OTHER INFORMATION ON THE ISSUER'S SECURITIES

58, 59, 60 Rights of shareholders. Dividends payable on the issuer's shares.

58.1 Category of shares: *ordinary shares*
Form of shares: *registered shares issued in a book-entry form*
Full name of the category/type of the shares: *ordinary*
Rights exercisable by holders of this category (type) of shares:

Each holder of the Company's ordinary share shall have the right:

- *to participate in any general meeting of shareholders in person or through a proxy with the right to vote on all matters within its competence, and to propose issues for consideration in accordance with the Charter;*
- *to elect and to be elected to the Company's management and control bodies;*
- *to have access to the corporate documents of the Company and to obtain copies thereof for a charge;*
- *to dispose of the shares it or he holds without consent of other shareholders;*
- *to receive a portion of the net profit (dividends) in proportion with the number of shares it or he holds.*

The Company shall adopt a decision to pay dividends on each category of outstanding shares once a year.

Dividends shall be payable from the net profit of the Company within the financial year when the decision on payment of annual dividends was adopted.

Shareholders having the right to participate in the annual general meeting shall be entitled to dividends on ordinary shares.

The general meeting of shareholders may decide to pay no dividend on ordinary shares, to pay a partial dividend on preferred shares or to pay no dividend on each category of shares in the event the Company has had no net profit in the previous financial year.

The Company shall not have the right to decide (declare) to pay dividends on ordinary shares unless it has taken the decision to pay in full the dividends on preferred shares the amount of which is specified herein.

- *To receive a portion of the Company's assets in the event of its liquidation;*
- *to exercise its or his rights through a proxy on the basis of a power-of-attorney.*
- *Each ordinary share shall grant its holder equal scope of rights.*
- *In the event the Company offers, through an open subscription, voting shares or securities convertible into voting shares payable for in cash, the holders of voting shares of the Company shall have pre-emptive right to purchase such securities in proportion to the number of voting shares of the Company they hold.*
- *Holders of voting shares of the Company shall have the right to require that the Company repurchase all the shares they hold or any portion thereof in the following instances:*
    - *reorganization of the Company or entering into a large transaction, the decision on which shall be adopted by the general meeting of shareholders pursuant to the laws of the Russian Federation, if they had voted against the decision on reorganization or entering into such transaction or had not voted on such matter;*
    - *amendments or supplements to the Charter of the Company or approval of a revised Charter which restrict their rights, if they had*

voted against the decision on reorganization or entering into such transaction or had not voted on such matter.
Shareholders shall exercise their right to request that the Company re-purchase the shares they hold in the procedure established in the laws of the Russian Federation currently in force.

- *Shareholders shall also have other rights and obligations as provided for herein and in applicable laws of the Russian Federation.*

- *Holder(s) of the aggregate amount of at least two (2) per cent of voting shares of the Company shall have the right, within 45 days after the end of the Company's financial year, to put not more than two items on the agenda of the annual general meeting of shareholders and to nominate members of the Board of Directors, the Audit Commission and the General Director of the Company. The number of nominees may not exceed the number of members of the control and corporate bodies, including not more that 1 nominee General Director.*

- *Each holder or holders of at least 10 per cent of the Company's voting shares may request that an extraordinary general meeting of shareholders be convened.*

Dividends on the shares of such category (type):

Period: *the 4th quarter of 1998*
Dividend accrued on each share: *RUR 0*
Aggregate dividends accrued on such category (type) of shares: *RUR 0*
Aggregate dividends actually paid on such category (type) of shares: *RUR 0*

Period: *the 4th quarter of 1999*
Dividend accrued on each share: *RUR 0*
Aggregate dividends accrued on such category (type) of shares: *RUR 0*
Aggregate dividends actually paid on such category (type) of shares: *RUR 0*

Period: *the 4th quarter of 2000*
Dividend accrued on each share: *RUR 0.68*
Aggregate dividends accrued on such category (type) of shares: *RUR 54,283,856*
Aggregate dividends actually paid on such category (type) of shares: *RUR 53,261,991.2*

Dividends accrued on such category (type) of shares but not yet due:

58.2 Category of shares: *preferred*
Form of shares: *registered shares issued in a book-entry form*
Full name of the category/type of the shares: *preferred*

Rights exercisable by holders of such category (type) of shares:
Each holder of a preferred share shall have the right:

- *to participate in any meeting of shareholders in person or through a proxy and to propose issues provided for in Section 7.3. of the Company's Charter;*

- *to an annual fixed dividend payable in accordance with Section 8 of the Company's Charter.*

The Company shall adopt a decision to pay dividends on each category of outstanding shares once a year.

Dividends shall be payable from the net profit of the Company within the financial year when the decision on payment of annual dividends was adopted.

The aggregate sum payable as the dividends on preferred shares shall be equal to 10 per cent of net profits of the Company for the last financial year divided by the number of preferred shares. If the sum of the dividend payable by the Company on each ordinary share in a certain year exceeds the sum payable as the dividend on each preferred share, the dividend on the latter shall be increased up to the dividend payable on ordinary shares.

In the event the Company has no net profit, the Board of Directors has the right to apply the special fund to pay the dividend on preferred shares. The amount of the dividend shall be determined by the amount of the fund but may not exceed the nominal value of each share.

Dividends shall be payable to those holders of preferred shares which were recorded in the register of persons entitled to annual dividends compiled on the basis of the Company's register of shareholders as of the date of closing the list of persons having the right to participate in the annual general meeting of shareholders.

The general meeting of shareholders may decide to pay no dividend on ordinary shares, to pay a partial dividend on preferred shares or to pay no dividend on each category of shares in the event the Company has had no net profit in the previous financial year.

The Company shall not have the right to decide (declare) to pay dividends on ordinary shares unless it has taken the decision to pay in full the dividends on preferred shares the amount of which is specified in the Company's Charter.

- *To have access to the corporate documents of the Company and to obtain copies thereof for a charge;*
- *to dispose of the shares it or he holds without consent of other shareholders;*
- *to exercise its or his rights through a proxy on the basis of a power-of-attorney;*
- *in the event of liquidation of the Company holders of preferred shares shall receive the liquidation value equal to the nominal value but not lower than the amount payable on each ordinary share at final settlement of accounts.*
- *Holders of preferred shares shall not have the right to vote at a meeting of shareholders on any matters other than the following:*
    - *Reorganization and liquidation of the Company.*
    - *Amendments or supplements to the Charter of the Company which restrict the rights of holders of preferred shares, including:*
        a. *establishing or increasing the amount of dividend and liquidation value payable on preferred shares of higher priority,*
        b. *granting the holders of other types of preferred shares a priority in receiving dividends and liquidation value of shares. In such event, the decision shall be adopted by holders of 2/3 of preferred shares.*
- *Preferred shares of the Company of equal type shall grant their holders equal scope of rights and shall have equal nominal value.*

Dividends on the shares of such category (type):

Period: *the 4th quarter of 1998*
Dividend accrued on each share: *RUR 1*
Aggregate dividends accrued on such category (type) of shares:
RUR 319,317

Aggregate dividends actually paid on such category (type) of shares:
RUR 316,052.5

Period: *the 4th quarter of 1999*
Dividend accrued on each share (with a nominal value of RUR 1,000):
RUR 2.1
Aggregate dividends accrued on such category (type) of shares:
RUR 670,565.7
Aggregate dividends actually paid on such category (type) of shares:
RUR 668,662.1

Period: *the 4th quarter of 2000*
Dividend accrued on each share: *RUR 4.89*
Aggregate dividends accrued on such category (type) of shares:
RUR 78,073,006.5
Aggregate dividends actually paid on such category (type) of shares:
RUR 77,789,269.65

Dividends accrued on such category (type) of shares but not yet due:

61. Restrictions of circulation of securities.
See Sections 56 and 57.

62. Other material information on the issuer's securities:
none.